SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                            HOSPOSABLE PRODUCTS, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    441069101
                                 (CUSIP Number)

           Donald C. MacMartin            Kenneth E. Adelsberg
           G. H. Wood + Wyant Inc.        Winthrop, Stimson, Putnam
           1475 32nd Avenue                  & Roberts
           Lachine (Quebec) H8T3J1        New York, New York 10004
           514-636-9926                   212-858-1000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 9, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

Check the following box if a fee is being paid with this
Statement:   |X|

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------



         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             G.H. Wood + Wyant Inc.
                                            (formerly Wyant & Company Limited)
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  |X|
                                            (b)  |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS

--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |-|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------


NUMBER OF                            7.       SOLE VOTING POWER
SHARES                                        937,690 shares of Common Stock
BENEFICIALLY                         -------------------------------------------
OWNED BY                             8.       SHARED VOTING POWER
EACH PERSON                                   0
WITH                                 -------------------------------------------
                                     9.       SOLE DISPOSITIVE POWER
                                              937,690 shares of Common Stock
                                     -------------------------------------------
                                     10.      SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                            937,690 shares of Common Stock
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                            |-|
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                                            55.4%
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            James A. Wyant
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                            AF
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |-|

--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------


NUMBER OF                            7.       SOLE VOTING POWER
SHARES                                        0 (See Items 4 and 5)
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8.       SHARED VOTING POWER
EACH PERSON                                   0
WITH                                          ----------------------------------
                                     9.       SOLE DISPOSITIVE POWER
WITH                                          0 (See Items 4 and 5)
                                              ----------------------------------
                                     10.      SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                              0 (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                         |X|
                                         Reporting Person disclaims beneficial
                                         ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             John Derek Wyant, M.D.
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |-|

--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------


NUMBER OF                            7.       SOLE VOTING POWER
SHARES                                        0 (See Items 4 and 5)
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8.       SHARED VOTING POWER
EACH PERSON                                   0
WITH                                          ----------------------------------
EACH PERSON                          9.       SOLE DISPOSITIVE POWER
WITH                                          0 (See Items 4 and 5)
                                              ----------------------------------
                                     10.      SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                              0 (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                        |X|
                                        Reporting Person disclaims beneficial
                                        ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Lynne Emond
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |-|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------


NUMBER OF                            7.       SOLE VOTING POWER
SHARES                                        0 (See Items 4 and 5)
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8.       SHARED VOTING POWER
EACH PERSON                                   0
WITH                                          ----------------------------------
EACH PERSON                          9.       SOLE DISPOSITIVE POWER
WITH                                          0 (See Items 4 and 5)
                                              ----------------------------------
                                     10.      SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                              0 (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                        |X|
                                        Reporting Person disclaims beneficial
                                        ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Gerald W. Wyant
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |-|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------


NUMBER OF                            7.       SOLE VOTING POWER
SHARES                                        0 (See Items 4 and 5)
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8.       SHARED VOTING POWER
EACH PERSON                                    0
WITH                                           ---------------------------------
EACH PERSON                          9.       SOLE DISPOSITIVE POWER
WITH                                          0 (See Items 4 and 5)
                                              ----------------------------------
                                     10.      SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                              0 (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
                                       Reporting Person disclaims beneficial
                                       ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             1186020 Ontario Limited
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |-|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------


NUMBER OF                            7.       SOLE VOTING POWER
SHARES                                        0 (See Items 4 and 5)
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8.       SHARED VOTING POWER
EACH PERSON                                   0
WITH                                          ----------------------------------
EACH PERSON                          9.       SOLE DISPOSITIVE POWER
WITH                                          0 (See Items 4 and 5)
                                              ----------------------------------
                                     10.      SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                              0 (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
                                       Reporting Person disclaims beneficial
                                       ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               3287858 Canada Inc.
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |-|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------


NUMBER OF                            7.       SOLE VOTING POWER
SHARES                                        0 (See Items 4 and 5)
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8.       SHARED VOTING POWER
EACH PERSON                                    0
WITH                                           ---------------------------------
EACH PERSON                          9.       SOLE DISPOSITIVE POWER
WITH                                          0 (See Items 4 and 5)
                                              ----------------------------------
                                     10.      SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                              0 (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
                                       Reporting Person disclaims beneficial
                                       ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               3271706 Canada Inc.
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |-|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------


NUMBER OF                            7.       SOLE VOTING POWER
SHARES                                        0 (See Items 4 and 5)
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8.       SHARED VOTING POWER
EACH PERSON                                   0
WITH                                          ----------------------------------
EACH PERSON                          9.       SOLE DISPOSITIVE POWER
WITH                                          0 (See Items 4 and 5)
                                              ----------------------------------
                                     10.      SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                              0 (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
                                       Reporting Person disclaims beneficial
                                       ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                            CO
--------------------------------------------------------------------------------

                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D


                  The Items identified below are amended. Capitalized terms used herein which have not been defined shall have the meaning ascribed to them in the initial filing of the Schedule 13D dated May 14, 1990.


Item 2.           Identity and Background.

                  This statement is being filed on behalf of the following corporations and individuals (the "Filing Parties"), which together may constitute a group pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Act"):

                  A.       G. H. Wood + Wyant Inc.

                  B.       James A. Wyant.

                  C.       John Derek Wyant, M.D.

                  D.       Lynne Emond.

                  E.       Gerald W. Wyant.

                  F. 1186020 Ontario Limited, a Canadian corporation ("Derekco"). Derekco is wholly owned by Derek Wyant, and its principal business is to hold and preserve the Company's Common Stock for Derek Wyant. Derekco maintains its business address at 202 Hinton Avenue, Thunder Bay North, Ontario P7A 7E4.

                  G.       287858   Canada   Inc.,   a   Canadian   corporation
("Lynneco"). Lynneco is wholly owned by Lynne Emond, and its principal business is to hold and preserve the Company's Common Stock for Lynne Emond. Lynneco maintains its principal address at 407 Morningside Crescent, Dollard des Ormeaux, Quebec H9G 1J9.

                  H.       3271706   Canada   Inc.,   a   Canadian   corporation
("Geraldco"). Geraldco is wholly owned by Gerald Wyant, and its principal business is to hold and preserve the Company's Common Stock for Gerald Wyant. Geraldco maintains its principal address at 1475 32nd Avenue, Lachine, Quebec H8T 3J1.

                  During the last five years, none of the Filing Parties nor any of their respective directors and officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or or finding any violations with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  See Item 4 below.


Item 4.   Purpose of Transaction.

                  On May 2, 1996, Derek Wyant, Lynne Emond, James Wyant and Gerald Wyant entered into an agreement with G. H. Wood + Wyant Inc. ("Wyant") (the "Wyant Agreement"), whereby the parties agreed that if Wyant sold its assets to the Company, then Derek Wyant, Lynne Emond and Gerald Wyant would sell to Wyant their respective shares of Wyant for the consideration, and in the manner, set forth in the Wyant Agreement (the "Transaction"). Subsequent to the execution of the Wyant Agreement, Derek Wyant, Lynne Emond and Gerald Wyant transferred their respective shares of Wyant to their respective holding companies, Derekco, Lynneco and Geraldco (collectively, the "Holding Companies").

                  In connection with the Wyant Agreement, on October 9, 1996, each of Derekco, Lynneco and Geraldco entered into a separate Memorandum of Agreement with Wyant, each dated as of September 3, 1996 (collectively, the "Agreements"), whereby Wyant agreed to sell to (i) Derekco 238,000 shares, (ii) Lynneco 238,000 shares, and (iii) Geraldco 146,000 shares, of Common Stock of the Company (collectively, the "Shares"), subject to certain provisions in the Wyant Agreement and the Agreements. In consideration therefor, each of Derekco, Lynneco and Geraldco delivered to Wyant a non-interest bearing promissory note in the principal amount of $1,817,290 Cdn, $1,817,290 Cdn. and $1,114,808 Cdn, respectively (collectively, the "Notes"), which Notes shall become payable on demand following the occurrence of the Event.

                  The aforesaid discussion is a summary of only certain provisions of the Notes, each of which is attached hereto as Exhibit B, C and D, respectively, to this Amendment No. 11 to Schedule 13D. Such summary is qualified in its entirety by reference to the Notes.

                  Pursuant to the terms and conditions of the Agreements, all of the Shares will continue to be held by, and in the name of, Wyant, until the occurrence of the Event (as defined in each of the Agreements). In substance, the Event is defined to be the consummation of the Transaction in accordance with the terms and conditions of the Wyant Agreement. Upon the occurrence of the Event and subject to the satisfaction of the terms and conditions of Article 4 of the Agreements, the Shares will be released by Wyant to the Holding Companies and the legal and beneficial interest in the Shares will be transferred therewith.

                  The aforesaid discussion is a summary of only certain provisions of the Agreements, each of which is attached hereto as Exhibit E, F and G, respectively, to this Amendment No. 11 to Schedule 13D. Such summary is qualified in its entirety by reference to the Agreements.

                  Under the terms of the Agreements, prior to the occurrence of the Event, Wyant will be entitled to exercise all rights and powers to vote the Shares. In furtherance thereof, on October 9, 1996, each of the Holding Companies entered into a separate Memorandum of Agreement dated September 16, 1996 with Wyant (collectively, the "Voting Agreements"), whereby each of the Holding Companies granted to Wyant an irrevocable proxy for purposes of voting the Shares prior to the occurrence of the Event. In addition, on October 9, 1996, the Holding Companies entered into a Memorandum of Agreement dated September 16, 1996 with Wyant (the "Proxy Interest"), which Proxy Interest further effected the obligation of the Holding Companies to grant to Wyant an irrevocable proxy pursuant to the terms of the Voting Agreements.

                  The aforesaid discussion is a summary of only certain provisions of the Voting Agreements and the Proxy Interest, each of which is attached hereto as Exhibit H, I, J and K, respectively, to this Amendment No. 11 to Schedule 13D. Such summary is qualified in its entirety by reference to the Voting Agreements and the Proxy Interest.

                  Except as otherwise described herein, none of the Filing Parties has present plans or proposals which relate to, or which would result in, any changes specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Filing Parties reserves the right to adopt, and to seek to implement, any such plans or proposals that may seem appropriate in the future. Except as otherwise described herein, each of the Filing Parties may, under certain circumstances, also determine to sell its shares of Common Stock if any such Filing Party deems it to be appropriate based on the conditions existing at the time.


Item 5.           Interest in Securities of the Issuer.

                  (a) After giving effect to the Agreements, Wyant owned a total of 937,690 shares of Common Stock, which represented 55.4% of the then outstanding shares of Common Stock of the Company. Pursuant to Rule 13d-4 of the Act, each of the other Filing Parties disclaims beneficial ownership, as of the date hereof, of any shares of Common Stock.

                  (b) Except as otherwise described herein, Wyant has the sole power, and not the shared power, to vote or to direct the vote and to discuss or direct the disposition of all 937,690 shares owned by Wyant. Subject to the disclaimer as to beneficial ownership cited in Item 5(a) above, each of the

Filing Parties disclaims any voting power in any shares of Common Stock of the Company.

                  (c) There have been no transactions in the Company's Common Stock that were effected over the past 60 days, other than described in this Amendment No. 11 to Schedule 13D.

                  (d) Except as otherwise disclosed herein, with respect to the 937,690 shares of Common Stock held by Wyant, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds of the sale of, such securities.

Item 7.           Material to be Filed as Exhibits.

Exhibit A                  Joint Filing Agreement, dated October 9, 1996, by
                           and among G. H. Wood + Wyant Inc., John Derek
                           Wyant, M.D., Lynne Emond, Gerald Wyant, 1186020
                           Ontario Limited, 3287858 Canada Inc. and 3271706
                           Canada Inc.

Exhibit B                  Promissory Note from 1186020 Ontario Limited in
                           favor of G. H. Wood + Wyant Inc.

Exhibit C                  Promissory Note from 3287858 Canada Inc. in favor
                           of G. H. Wood + Wyant Inc.

Exhibit D                  Promissory Note from 3271706 Canada Inc. in favor
                           of G. H. Wood + Wyant Inc.

Exhibit E                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 3rd day of September, 1996, between 3287858 Canada Inc. and
                           G. H. Wood + Wyant Inc.

Exhibit F                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 3rd day of September, 1996, between 3271706 Canada Inc. and
                           G. H. Wood + Wyant Inc.

Exhibit G                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 3rd day of September, 1996, between 1186020 Ontario Limited and G. H. Wood + Wyant Inc.

Exhibit H                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 16th day of September, 1996, between 3271706 Canada Inc.
                           and G. H. Wood + Wyant Inc.

Exhibit I Memorandum of Agreement entered into at the City of Montreal, Province of Quebec, on the 16th day of September, 1996, between 3287858 Canada Inc. and G. H. Wood + Wyant Inc.

Exhibit J                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 16th day of September, 1996, between 1186020 Ontario
                           Limited and G. H. Wood + Wyant Inc.

Exhibit K                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 16th day of September, 1996, by and among G. H. Wood +
                           Wyant Inc., 1186020 Ontario Limited, 3287858
                           Canada Inc. and 3271706 Canada Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       G. H. WOOD + WYANT INC.


DATED:  October 9, 1996                By: /c/ Donald C. MacMartin
                                          ---------------------------
                                          Donald C. MacMartin
                                          President


                                           /c/ James A. Wyant
                                           ------------------------------
                                           James A. Wyant


                                           /c/ John Derek Wyant, M.D.
                                           ------------------------------
                                           John Derek Wyant, M.D.


                                           /c/ Lynne Emond
                                           ------------------------------
                                           Lynne Emond


                                           /c/ Gerald W. Wyant
                                           ------------------------------
                                           Gerald W. Wyant


                                           1186020 ONTARIO LIMITED


                                      By:  /c/ John Derek Wyant,M.D.
                                           ------------------------------
                                           John Derek Wyant, M.D.
                                           President


                                           3287858 CANADA INC.


                                      By:  /c/ Lynne Emond
                                           ------------------------------
                                           Lynne Emond
                                           President


                                      3271706 CANADA INC.


                                      By:  /c/ Gerald Wyant
                                           ------------------------------
                                           Gerald Wyant
                                           President

                                  EXHIBIT INDEX

Exhibit A                  Joint Filing Agreement, dated October 9, 1996, by
                           and among G. H. Wood + Wyant Inc., John Derek
                           Wyant, M.D., Lynne Emond, Gerald Wyant, 1186020
                           Ontario Limited, 3287858 Canada Inc. and 3271706
                           Canada Inc.

Exhibit B                  Promissory Note from 1186020 Ontario Limited in
                           favor of G. H. Wood + Wyant Inc.

Exhibit C                  Promissory Note from 3287858 Canada Inc. in favor
                           of G. H. Wood + Wyant Inc.

Exhibit D                  Promissory Note from 3271706 Canada Inc. in favor
                           of G. H. Wood + Wyant Inc.

Exhibit E                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 3rd day of September, 1996, between 3287858 Canada Inc. and
                           G. H. Wood + Wyant Inc.

Exhibit F                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 3rd day of September, 1996, between 3271706 Canada Inc. and
                           G. H. Wood + Wyant Inc.

Exhibit G                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 3rd day of September, 1996, between 1186020 Ontario Limited and G. H. Wood + Wyant Inc.

Exhibit H                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 16th day of September, 1996, between 3271706 Canada Inc.
                           and G. H. Wood + Wyant Inc.

Exhibit I Memorandum of Agreement entered into at the City of Montreal, Province of Quebec, on the 16th day of September, 1996, between 3287858 Canada Inc. and G. H. Wood + Wyant Inc.

Exhibit J                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 16th day of September, 1996, between 1186020 Ontario
                           Limited and G. H. Wood + Wyant Inc.

Exhibit K                  Memorandum of Agreement entered into at the City
                           of Montreal, Province of Quebec, on the 16th day of September, 1996, by and among G. H. Wood +
                           Wyant Inc., 1186020 Ontario Limited, 3287858
                           Canada Inc. and 3271706 Canada Inc.

                                                                      EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

                                      G. H. WOOD + WYANT INC.


DATED:  October 9, 1996               By:  /c/ Donald C. MacMartin
                                           ----------------------------
                                           Donald C. MacMartin
                                           President


                                           /c/ James A. Wyant
                                           -----------------------------
                                           James A. Wyant


                                           /c/ John Derek Wyant, M.D.
                                           ------------------------------
                                           John Derek Wyant, M.D.


                                           /c/ Lynne Emond
                                           ------------------------------
                                           Lynne Emond


                                           /c/ Gerald W. Wyant
                                           ------------------------------
                                           Gerald W. Wyant


                                      1186020 ONTARIO LIMITED


                                      By:  /c/ John Derek Wyant,M.D.
                                           ------------------------------
                                           John Derek Wyant, M.D.
                                           President


                                      3287858 CANADA INC.


                                      By:  /c/ Lynne Emond
                                           ------------------------------
                                           Lynne Emond
                                           President

                                      3271706 CANADA INC.


                                      By:  /c/ Gerald Wyant
                                           ------------------------------
                                           Gerald Wyant
                                           President

                                                                      EXHIBIT B


                                 PROMISSORY NOTE



3287858 CANADA INC. does hereby promise to pay to or to the order of G.H. WOOD + WYANT INC. the amount of One Million, Eight Hundred and Seventeen Thousand, Two Hundred and Ninety Dollars ($1,817,290.00) bearing no interest or interest upon interest until demand. The present promissory note shall become payable by the undersigned on demand following the occurrence of the Event as defined in that agreement of even date, entered into between the undersigned and G.H. Wood + Wyant Inc.

Further, the undersigned specifically waives the necessity of presentment for payment, notice or dishonour and protest for dishonour.

DATED  this  3rd  day of  September, 1996.



                                      3287858 CANADA INC.



                                      Per:-------------------------------
                                          Lynne Emond

                                                                      EXHIBIT C


                                 PROMISSORY NOTE



1186020 ONTARIO LIMITED, does hereby promise to pay to or to the order of G.H. WOOD + WYANT INC. the amount of One Million, Eight Hundred and Seventeen Thousand, Two Hundred and Ninety Dollars ($1,817,290.00) bearing no interest or interest upon interest until demand. The present promissory note shall become payable by the undersigned on demand following the occurrence of the Event as defined in that agreement of even date, entered into between the undersigned and G.H. Wood + Wyant Inc.

Further, the undersigned specifically waives the necessity of presentment for payment, notice or dishonour and protest for dishonour.

DATED  this  3rd  day of  September, 1996.



                                     1186020 ONTARIO LIMITED



                                     Per:--------------------------------
                                         Dr. Derek Wyant

                                                                      EXHIBIT D


                                 PROMISSORY NOTE



3271706 CANADA INC. does hereby promise to pay to or to the order of G.H. WOOD + WYANT INC. the amount of One Million, One Hundred Fourteen Thousand, Eight Hundred and Eight Dollars ($1,114,808.00) bearing no interest or interest upon interest until demand. The present promissory note shall become payable by the undersigned on demand following the occurrence of the Event as defined in that agreement of even date, entered into between the undersigned and G.H. Wood + Wyant Inc.

Further, the undersigned specifically waives the necessity of presentment for payment, notice or dishonour and protest for dishonour.

DATED  this  3rd  day of  September, 1996.



                                     3271706 CANADA INC.



                                     Per:--------------------------------
                                         Gerald Wyant

                                                                      EXHIBIT E

               MEMORANDUM OF AGREEMENT ENTERED INTO AT THE CITY OF
                 MONTREAL, PROVINCE OF QUEBEC, ON THE 3RD DAY OF
                                 SEPTEMBER 1996.

--------------------------------------------------------------------------------


BETWEEN: 3287858 CANADA INC., a body corporate and politic duly incorporated according to law, herein represented by Lynne Emond, its representative duly authorized as she so declares

                                        (hereinafter referred to as "Lynneco")

ND: G.H. WOOD + WYANT INC., a body corporate and politic duly incorporated according to law, herein represented by Jim Wyant, its representative duly authorized as he so declares

                                        (hereinafter    referred   to   as   the
                                        "Company")




                  WHEREAS the shareholdings of the Company are as follows:

                  Lynne Emond:         100 Class B preferred shares;
                  Derek Wyant:         100 Class B preferred shares;
                  Jim Wyant:           100 common shares; and
                  Gerald Wyant:        100 Class A preferred shares;

                  WHEREAS Derek Wyant, Lynne Emond, Jim Wyant, Gerald Wyant and the Company entered into an agreement (the "Agreement") dated May 2, 1996, a copy of which is attached hereto as Schedule A, whereby the parties agreed that if the Company sold its assets to Hosposable Products Inc. (hereinafter "Hosposable"), a public company whose shares are traded on a recognized exchange, or to a subsidiary thereof, other than its shares of Hosposable, Lynne Emond, Derek Wyant and Gerald Wyant would sell to the Company their shares of the Company for the consideration and in the manner set forth in the Agreement (hereinafter the "Transaction");

                  WHEREAS the parties to the Agreement wish that the Transaction be executed in the manner set forth in a step by step plan, a copy of which is attached hereto as Schedule B, or in any other manner agreed to by the parties to the Agreement (hereinafter the "Plan");

                  WHEREAS the Plan provides that, as a first step, the shares in the Company held by Lynne Emond, Derek Wyant and Gerald Wyant would be transferred to their respective holding companies;

                  WHEREAS   the   Agreement   provides   that  as  part  of  the
consideration for the sale of their shares in the capital stock of the Company to the Company, Derek Wyant's holding company and Lynne Emond's holding company namely Lynneco, would receive each 238,000 common shares of Hosposable and
Gerald Wyant's holding company would receive 146,000 common shares of Hosposable, which shares are currently held by the Company;

                  WHEREAS the parties hereto wish that the 238,000 common shares of Hosposable be transferred to Lynneco immediately instead of in the sequence provided for in the Plan;

                  WHEREAS the parties hereto wish that in the event that the Transaction is not completed to the satisfaction of the parties to the Agreement and in accordance with the Agreement and the Plan, the sale contemplated herein shall be retroactively resolved as if never entered into.

NOW THEREFORE, IT IS AGREED AS FOLLOWS:

                                    ARTICLE 1
                                    PREAMBLE

1.1 The preamble hereto shall form an integral part hereof as if recited herein at length.

                                    ARTICLE 2
                                SALE AND PURCHASE

2.1 The Company hereby sells, transfers and assigned unto Lynneco and Lynneco hereby purchases from the Company, 238,000 common shares in the capital stock of Hosposable (the "Hosposable Shares").

2.2 The sale contemplated herein is subject to the fulfillment of the conditions set forth in the Agreement and in the Plan, and without limiting the generality of the foregoing, the sale of the Hosposable Shares shall be subject to the provisions of paragraph 4 of the Agreement and the granting of the security in favor of Lynneco mentioned in paragraph 2(ii) of the Agreement.

                                    ARTICLE 3
                           PURCHASE PRICE AND PAYMENT

3.1 The purchase price for the Hosposable Shares shall be the sum of $1,328,040 dollars $U.S. being $1,817,290 Canadian based on the exchange rate of 1.3684 being the Bank of Canada noon rate on August 30, 1996 payable to the Company by the issuance of a non interest bearing promissory note (the "Promissory Note") of Lynneco in the amount of $1,817,290 Cdn. It is hereby acknowledged that the purchase price for the Hosposable shares was determined based on the weighted average trading price of shares of Hosposable for the last thirty (30) trading days ended August 30, 1996.

3.2 Upon the occurrence of the Event, as defined in Article 4.1, the Promissory Note shall become payable by Lynneco on demand by the Company. For greater certainty, the Promissory Note shall not be payable prior to the occurrence of the Event.

                                    ARTICLE 4
                               RESOLUTION OF SALE

4.1 The completion and closing of the Transaction in accordance with the Agreement and the Plan shall, for purposes of this agreement, be referred to as the "Event".

4.2 The parties hereto agree that in the event that the Event does not occur prior to January 30, 1997, or by such later date as is agreed to by the parties to the Agreement, the sale contemplated herein shall be resolved, in which case the present agreement shall be retroactively resolved ab initio and shall be deemed never to have existed and any prestations received by either of the parties hereto shall be returned to the other.

                                    ARTICLE 5
                                    THE EVENT

5.1 Upon occurrence of the Event, the Company shall notify the transfer agent of the Hosposable Shares to register the Hosposable Shares to Lynneco and to deliver same to Lynneco.

                                    ARTICLE 6
                      RIGHTS ATTACHING TO HOSPOSABLE SHARES

6.1 It is hereby acknowledged that until the occurrence of the Event, Wyant shall act as prete-nom and nominee of Lynneco with respect to the Hosposable Shares.

6.2 Subject to the following, Lynneco hereby grants to Wyant a proxy to vote the Hosposable Shares. Prior to the occurrence of the Event, Wyant shall be entitled, and hereby undertakes, to exercise all rights and powers to vote the Hosposable Shares and to assent to or dissent from any corporate or shareholder action of any kind whatsoever, whenever such vote, assent or dissent is required or permitted by law or otherwise.

6.3 Prior to the occurrence of the Event, in the event that any dividends are declared on the Hosposable Shares, such dividends shall be held in trust by Wyant in an interest bearing account. In the event that the sale is resolved in accordance with Article 4, the dividends and any interest thereon shall be paid to the Company. In the event that the Event occurs, the dividends and any interest thereon shall be paid to Lynneco.

                                    ARTICLE 7
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

7.1 The Company hereby represents, warrants and guarantees to Lynneco the following:

         7.1.1 the Company is the beneficial owner of all of the Hosposable Shares and the same are free and clear of all liens, charges, pledges or other encumbrances of any kind, nature and description whatsoever other than a moveable hypothec in favour of the Bank of Nova Scotia which will be released immediately prior to the occurrence of the Event;

         7.1.2 no person, firm or corporation has any agreement, option or right capable of becoming an agreement or option of the purchase for any of the Hosposable Shares;

         7.1.3 the Company has a full right, authority and capacity to enter into this present agreement;

         7.1.4 all requirements of applicable law permitting the sale of the Hosposable Shares have been complied with or shall be complied with in a timely manner.

                                    ARTICLE 8
                                  MISCELLANEOUS

8.1. Lynneco acknowledges that any subsequent sale or transfer of the Hosposable Shares shall be subject to applicable securities law in addition to any other conditions mentioned herein, in the Agreement and in the Plan.

8.2 All notices or other communications authorized or required to be given pursuant to this Agreement shall be in writing and either delivered by hand, sent by telecommunication or mailed by prepaid registered mail as follows:

         8.2.1  in the case of the Company:

                             G.H. WOOD + WYANT INC.
                                1475 32nd Avenue
                             Lachine, Quebec H8T 3J1
                            Attention: Mr. Jim Wyant

         8.2.2  in the case of Lynneco:

                               3287858 CANADA INC.
                            407 Morningside Crescent
                             D.D.O., Quebec H9G 1J9
                           Attention: Ms. Lynne Emond

                                  With copy to:

                         MENDELSOHN ROSENTZVEIG SHACTER
                        1000 Sherbrooke West, 27th Floor
                            Montreal, Quebec H3A 3G4
                        Attention: Mr. Michael L. Garonce

8.3 Any notice or other communication shall conclusively be deemed to have been given and received, if delivered, on the day on which it was delivered, if sent by telecommunications, on the first business day following the day on which it was dispatched, and if mailed, on the fifth business day following the day on which it was mailed.

8.4 No party shall mail any notice or other communication when a threatened or actual work stoppage exists at the post office form, or to, which the notice or other communication is being sent, but shall use one of the other above referred to means of communication.

8.5 Any party may change its address for receipt of notices or other communications hereunder by giving notice thereof to the other party.

8.6 The representations and warranties contained herein shall survive the execution of this present agreement and shall continue to remain in full force and effect.

8.7 The provisions herein shall enure to the benefit of the successors and assigned and shall be binding upon the heirs, executors, administrators and legal personal representatives of the parties hereto.

8.8 This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the province of Quebec.

8.9 The parties hereto have requested that these presents and all Court proceedings thereto related be drafted in English. Que les parties aux presentes ont requis que cette entente et toutes les procedures judiciaires y afferentes soient redigees en anglais.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement on the date and at the place first hereinabove mentioned.

                                      3287858 CANADA INC.




                                      Per: Lynne Emond
                                          -------------------------------


                                     G.H. WOOD + WYANT INC.




                                     Per: Jim Wyant
                                         --------------------------------

                                   SCHEDULE A

MEMORANDUM OF AGREEMENT ENTERED INTO AS OF THE 2ND DAY OF MAY, 1996


BY AND BETWEEN:                         DEREK WYANT,  hereinafter referred to as
                                        "Derek"

AND: LYNNE EMOND, hereinafter referred to as "Lynne"

AND: JIM WYANT, hereinafter referred to as "Jim"

AND: GERALD WYANT, hereinafter referred to as "Gerald"

AND:                                    G.H.   WOOD   +   WYANT   INC.,   herein
                                        represented by Jim Wyant and hereinafter referred to as the "Company"


                  WHEREAS Lynne and Derek each own 100 Class "B" preferred shares of the Company;

                  WHEREAS Jim owns 100 common shares of the Company;

                  WHEREAS Gerald owns 100 Class "A" preferred shares of the Company;

                  WHEREAS the Company is considering approaching Hosposable Products, Inc. (hereinafter "Hosposable") about selling its assets or transferring control of the Company to Hosposable in return for, inter alia, shares exchangeable into Hosposable stock (hereinafter the "Hosposable transaction") although the parties recognize that no decision has been made until there are discussions with the Hosposable management and directors regarding its strategic objectives, and there is no way to predict what the terms or structure of any particular transaction with Hosposable might be;

                  WHEREAS if the Hosposable transaction proceeds, Derek, Lynne and Gerald have agreed to exchange their existing stock in the Company for cash, promissory notes or preferred shares of the Company and shares of Hosposable, and the Company has agreed to acquire the stock of Derek, Lynne and Gerald, the whole under the terms and conditions hereafter mentioned.

NOW, THEREFORE, THIS AGREEMENT WITNESSETH AS FOLLOWS:

1.                The preamble shall form an integral part hereof.

2. It is agreed that if the Hosposable transaction is completed, then each of Derek and Lynne will exchange, at the time of completion of the Hosposable transaction ("Closing"), their shareholdings in the Company, and the Company shall acquire such shareholdings, the whole for a consideration, payable to each of Derek and Lynne, of the aggregate of the following:

                  i)       $1 million cash, payable at the Closing;

                  ii) $1,750,000 worth of preferred shares or promissory notes of the Company, or a combination of both, which will bear an interest rate (or a dividend rate) of a minimum of 4% per annum, payable monthly, or such greater amount as is received by the Company from Hosposable on the debt or preferred shares the Company may received on the Hosposable transaction. Such notes or preferred shares totalling $1,750,000 to each of Lynne and Derek will be repaid or redeemed over a maximum period of ten years (i.e. one-tenth of the capital per year) commencing on the first anniversary of the Closing. However, should the Company receive an earlier payment from Hosposable on its balance of sale or preferred shares from the Hosposable transaction, then the Company will accelerate the payments to Derek and Lynne to match its cash receipts from Hosposable. It is further agreed that Derek and Lynne acting together can choose whether or not they wish to hold preferred shares or promissory notes, or a combination of both, of the Company totalling $1,750,000 as long as the total amount of interest or dividends paid is as indicated above and that the rhythm of the payment of capital is in accordance with the above. The obligation to pay the dividend on the preferred shares and/or the interest on the promissory notes and the obligation to redeem the preferred shares and/or repay the promissory notes, as aforementioned, shall be secured by a first-ranking charge on all of the assets and undertakings of the Company and the assets of any holding company used by Jim Wyant in structuring the contemplated transactions. Accordingly, at the option of either Derek or Lynne, the transaction described in this paragraph 2 shall be structured in a manner with the intent that such security may be lawfully granted and may be lawfully exercisable in circumstances of a default; such structure may include, without limitation, the interposition of one or more subsidiaries of the Company, the acquisition of shares by each of Derek and Lynne in the applicable subsidiary, the obligation of the Company to acquire such shares under certain circumstances and the securitizing of such obligation by a first-ranking charge on all of the assets and undertakings of the Company. The agreements to be executed at Closing shall provide for appropriate and reasonable covenants, default and acceleration clauses; and

                  iii) 238,000 shares of Hosposable plus one-twelfth of any additional Hosposable shares (or shares exchangeable into Hosposable stock) which may be received by the Company or by Jim's holding company for value in excess of the book value of the Company on the Hosposable transaction (including any "earn-out shares).

3. It is agreed that if the Hosposable transaction is completed, then Gerald will exchange his shareholding in the Company for the following:

                  i)       $2.4 million cash; and

                  ii)      146,000 shares of Hosposable;

To the extent the Company has any amount in its capital dividend account, the first $2.4 million in the capital divided account will be transferred to Gerald. Any excess in the capital dividend account remaining shall be divided equally amount Jim, Derek and Lynne. The parties recognize that this streaming of the capital dividend account to Gerald may take place regardless of whether or not there is a completion of the transactions contemplated herein.

4. The parties acknowledge that if the transactions described above proceeds, each of Derek, Lynne, Gerald and the Company will hold Hosposable shares. Derek and Lynne agree to transfer the voting rights attached to their Hosposable shares to a voting trust which would give Jim voting rights over the said Hosposable shares for a term not exceeding 15 years. On the sixth anniversary date of the Closing, Lynne and Derek will each receive one-tenth of their shares out of the voting trust and they will then be free to deal with these shares as they see fit save and except that Jim will have a right of first refusal over such shares. Similarly, every year thereafter (on the anniversary date of the Closing) an additional 10% of the Hosposable shares will be released from the voting trust to each of Lynne and Derek subject to the right of first refusal to Jim contemplated herein. It is further agreed that Jim will have the power to sell the shares in the voting trust as long as the said shares are sold on the same terms and conditions as Jim sells Hosposable shares held by either him (directly or indirectly) or the Company and provided further that such sale is made at no less than fair market value and otherwise on commercially reasonable terms. (This obligation on Jim shall also apply to any Hosposable shares he may wish to sell.) It is agreed that any sale of Hosposable shares will be done on a one-third, one-third, one-third basis as between Jim (and the Company), Derek and Lynne until such time as there are no remaining shares of Derek and Lynne in the voting trust. It is expressly acknowledged that Gerald will be free to sell his shares of Hosposable as he sees fit and he will not be subject to the voting trust hereunder. The rights granted to Jim under this paragraph 4 shall be non-transferable and non-assignable. The voting trust and the rights granted to Jim under this paragraph shall terminate in the event of default in the payments contemplated at subsection 2(ii) above, with provision for a grace period and reinstatement of the voting trust in the event the default is cured.

5. It is recognized by all of the parties hereto that the contemplated transactions of Lynne, Derek and Gerald should be done on a tax-effective basis. It is further acknowledged that the consent of Derek and Lynne to the proposed transactions has been based on assurances to them that the contemplated transactions can be structured by using holding companies and, at the corporate level, should result in no immediate tax to either of them, either as the result of the transaction described in paragraph 2 hereof (including the receipt of the Hosposable shares and the shares exchangeable into Hosposable stock as mentioned in subparagraph (iii) of said paragraph 2) or with respect to any dividends received by such holding companies on the preferred shares respectively held by them. Jim undertakes to engage tax counsel immediately after the signing of this agreement which tax counsel is to determine the tax liability, if any, of Derek and Lynne to the proposed transactions and shall render a written opinion thereon. Such tax counsel will fully cooperate with any tax advisors appointed by Derek or Lynne and will provide full details and explanations on any matters requested by them. The opinions of such tax counsel shall be subject to the review and concurrence of the tax advisors of Lynne and Derek as to the conclusions reached and the opinions expressed. If it is then determined that there is any tax liability to them, then Derek and Lynne will be entitled to cancel the transactions contemplated herein or to reach some other mutually satisfactory arrangement.

6. It is recognized that each of Derek and Lynne will require their own professional advisers for the transactions contemplated herein and the Company agrees to pay the reasonable fees and disbursements of such advisers based on hourly rates, with no premium. Further, if all transactions contemplated herein close, then an additional $10,000 shall be paid to B.D.O. Dunwoody in recognition of previous services rendered to the Company and its shareholders.

7. The parties acknowledge that if the Hosposable transaction closes, it should take place in November or December 1996 and that the transactions of Derek, Lynne and Gerald are dependent on the Hosposable transaction closing. If both the Hosposable transaction and the transactions involving Lynne and Derek's shares do not close by January 31st, 1997 (or such later date as is mutually acceptable to the parties hereto) for any reason other than the unjustifiable refusal of Derek and Lynne to sign, then Derek and Lynne will have the right to cancel this agreement with retroactive effect (save and except the possible payment of the capital dividend account to Gerald as contemplated by paragraph 3 hereof). The closing of the transaction relating to the sale of the shares of Derek and Lynne is further conditional upon the negotiation and execution of agreements in order to give effect to the subject matter hereof, in form and substance acceptable to the parties, acting reasonably and if the structure of the Hosposable transaction conforms in essence to that contemplated herein.

8. This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Quebec. All dollar amounts herein are expressed in Canadian dollars.

9. The parties hereto have requested this agreement and all court proceedings thereto related be drafted in English. Les parties aux presentes ont demande a ce que ce contrat et toutes procedures y afferentes soient redigees en anglais.

10. The parties herein agree to keep the contents of this agreement strictly confidential expect where disclosures are required in conformity with the securities law of any jurisdiction.

11. It is acknowledged by the parties hereto that Gerald Wyant has recently suffered a medical setback and may be unable to sign this agreement for the foreseeable future. Notwithstanding his lack of signature to this agreement, it shall be binding on Jim, Derek, Lynne and the Company.

12.      (a)      This agreement may be executed in a number of
                  counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement;

         (b) This agreement may not be amended expect by instrument in writing signed by all of the parties hereto;

         (c) Delivery of an executed copy of this agreement by way of telecopier facsimile shall constitute valid delivery thereof.

                  IN WITNESS WHEREOF the parties hereto have signed as of the 2nd day of May, 1996.


                                             DEREK WYANT
                                             ----------------------------




                                             LYNNE EMOND
                                             ----------------------------



                                             JIM WYANT
                                             ----------------------------



                                             GERALD WYANT
                                             ----------------------------


                                             G.H. WOOD + WYANT INC.



                                             Per:------------------------
                                                 JIM WYANT

                                   SCHEDULE B

                         REVISED PLAN - AUGUST 16, 1996


NOTE:  ALL NUMBERS USED HEREIN ARE FOR PURPOSES OF EXAMPLE ONLY.

1.       Estimated share of safe income as at May 23, 1996 =

                                            Approx

         Lynne                              $4,054,000

         Derek                              $4,054,000

         Jim                                $4,054,000

         Gerry                              Over $5,000,000

2. Estimated FMV of 100 Class "B" shares owned by Lynne and Derek equals $5,788,502 ($5,757,677 + [50% of $61,650]), (that is, $1,000,000 cash,
$1,750,000 note, $2,227,680 re Hosposable shares, $779,997 re exchangeable shares of Hos-sub and [50% of $61,650]).

3. The tax attributes attaching to Gerry's 100 Class "A" shares in Wyant are as follows:

ACB               PUC               FMV                    SAFE INCOME

$2,500,000 (+)    $1,504,999        $3,399,000             $5,000,000 (+)


4.       Current Structure


Lynne          Derek            Jim                Gerry
100 "B"        100 "B"          100 Common         100 "A" 9% div.-
  |               |             (1000 Votes)       retraction price
  |               |               |                $33,990 per share
  |               |               |                FMV $3,399,000
  |               |               |                     |
  |               |               |                     |
  |               |               |                     |
  |               |      -----------                    |
  |               --------  WYANT  |                    |
  ------------------------         ----------------------
                         -----------
                       ----------------
                       |  HOSPOSABLE  |
                       ----------------

Step 1: Lynne and Derek will transfer their shares of Wyant to two holding companies (herein LynneCo and DerekCo, respectively), the whole on a tax-free basis pursuant to subsection 85(1) of the

Income Tax Act (Canada) (the "Act"). As consideration therefor, LynneCo and DerekCo will issue additional common shares to Lynne and Derek. Gerry will also transfer his 100 Class "A" shares to GerryCo on a tax-free basis pursuant to subsection 85(1) of the Act. As consideration therefor, Gerry will receive additional shares of GerryCo.

       Lynne                Derek                      Gerry
         |                    |                          |
     ---------            ---------                  ---------
     |LynneCo|            |DerekCo|                  |GerryCo|
     ---------            ---------                  ---------
         |                    |                          |
         | 100                |  100                     | 100
         | "B"                |  "B"      Jim            | "A"
         |                    |            | 100         |
         |                    |   ---------- Common      |
         |               -----------                     |
         -----------------  WYANT  -----------------------
                         -----------
                              |          937,690 Shares
                       ----------------
                       |  HOSPOSABLE  |
                       ----------------

Step 2: Declaration of a dividend by Wyant to GerryCo in the amount of $305,910.

Step 3: Purchase by GerryCo of 146,000 common shares of Hosposable for $1,366,560 Cdn. in consideration of two notes in the aggregate amount of $1,366,560 Cdn. (or $683,280 each) (herein "Note 1 and Note 2"). Purchase by each of LynneCo and DerekCo of 238,000 common shares of Hosposable for $2,227,680 Cdn. in consideration of a note issued by each of LynneCo and DerekCo to Wyant in the amount of $2,227,680 Cdn. each (herein "Note 3 and Note 4", respectively). The sales will be subject to a resolutory clause.

                           [Chart describing Step 3]


[GRAPHIC OMITTED]























































Step 4: GerryCo will transfer its Class "A" shares of Wyant equally to each of LynneCo and DerekCo pursuant to subsection 85(1) of the Act. Upon the transfer, each of LynneCo and DerekCo will issue preferred shares to GerryCo (the "Class "G" shares") retractable for $1,699,500.

                           [Chart describing Step 4]


[GRAPHIC OMITTED]
















































Step 5: LynneCo and DerekCo will convert their 100 Class "B" shares and 50 Class "A" shares in Wyant into 50 Class "X" shares and 50 Class "X1" shares, respectively, (the Class "X" shares and Class "X1" shares) with the following attributes:

         a)       non-voting;

         b) redeemable for an amount equal to $14,976,004 (that is, $3,399,000 + [2 x 5,757,677] + $61,650). This amount is to be adjusted upwards or downwards by the increase or decrease in the value of the 166,666 exchangeable shares of Hos-sub which are notionally to be allocated to Lynne and Derek;

         c) the redemption value of the preferred shares will be reduced by the value of dividends paid and PUC reductions effected on same. We will have two classes of shares so that the directors of Wyant can pay dividends on either Class "X" or Class "X1 shares.

                  The articles of Wyant will be amended to allow for the issuance of two classes of the "X" and "X1" shares. The articles will only state that the redemption price will be set by the directors and the shareholder. The actual redemption value will be set by agreement.

                  It is arguable that the Class "X" share and Class "X1" shares will then have the following tax attributes:


ACB                     PUC            FMV                  SAFE INCOME

$2,500,000 (+)          $1,504,999     $14,976,004 (+)(-)   $5,000,000 (+)


                           [Chart describing Step 5]

[GRAPHIC OMITTED]

Step 6: Wyant will cause a decrease of the paid-up capital on the Class "X" shares and Class "X1" shares and in an amount equal to $1,504,999. As well, a dividend will be paid by Wyant on the Class "X" share and Class "X1" shares in the amount of $11,911,011. The redemption value of the Class "X" shares and Class "X1" shares will be reduced to $1,559,994 (as adjusted from time to time). The amounts of $1,504,000 and $11,911,011 will be paid by two notes in the aggregate amount of $13,416,010 (that is, $6,708,005 each).

Step 7: Wyant will sell all of its assets other than shares of Hosposable to Hos-sub. As at December 31, 1995, the assets had an approximate FMV of $30,590,000 (excluding Hosposable shares) and $20,775,099 of liabilities for a net of $9,816,194. Assume $3,000,000 of profits after tax for the year. Thus, can assume about $13,000,000 of other assets to transfer. Robert used $13,6000,000 in his memo so we have used the same number here for purposes of example only.

         Upon the transfer of $33,600,000 of assets (excluding goodwill) Hos-sub will:

         (a)      assume liabilities of $20,000,000;

         (b)      pay $5,000,000 in cash;

         (c) issue 2,299,911 Class "B" shares redeemable for $2,299,911;

         (d)      issue a note for $6,300,089.

Then the note will be converted into 6,300,089 preferred shares (the Class "A" shares).

Wyant will also roll goodwill to Hos-Sub. In consideration therefor, Hos-sub will issue $1,000,000 Class "E" shares to Wyant (the Class "E" shares). The 1,000,000 Class "E" shares held by Wyant in Hos-sub will be convertible into common shares of Hosposable.

         Query - any Part VI.1 tax on these dividends re 1,000,000 convertible shares (redeemable for approx. $10 each). Any Part IV tax.

NOTE:

         1) The deal with Hosposable calls for 4% cum. shares redeemed over 10 years. We would like to redeem the Class "A" shares (tax paid) fir st and then redeem the Class "B" shares. On the redemption of the Class "B" shares, capital gains tax will be payable by the recipient.

         2) Wyant will have no problem with dividends paid on the Class "B" shares and the Class "A" shares with respect to Part VI.1 and Part IV.1 due to the application of subsection 191(5). Wyant might have a subsection 55(2) problem in years 7 to 10.

         3) To avoid an averaging re paid up capital, the Class "B" shares will have a 3.999999% dividend entitlement and the Class "A" shares will have a 4% entitlement.

         4) Also check Part IV tax issues on final dividends paid, i.e. 10% votes and value if not related.

         Subsequent to the above, the shareholdings of Wyant will be as follows:

                    [Chart describing shareholdings of Wyant]


[GRAPHIC OMITTED]

Step 8: Wyant will pay the notes owing by LynneCo and DerekCo in the amount of $6,708,005 as follows:

         a)       $2,047,045 in cash (that is $1,000,000 plus the
                  $1,047,045) to be paid to Gerry);

         b) transfer of $1,750,000 Class "A" shares of Hos-sub with a redemption value of $1,750,000;

         c) release of the note receivable in the amount of $2,227,680 (i.e. Note 3 or Note 4);

         d) transfer of the note to be transferred to GerryCo in the amount of $683,280, (Note 1 or Note 2).

Step 9: LynneCo and DerekCo will pay a dividend on the Class "G" shares owned by GerryCo in the amount of $30,825 each. Gerry will have received total dividends of $367,560. LynneCo and DerekCo will redeem the Class "G" shares owned by GerryCo in their capital stock and will transfer to GerryCo $2,032,440 (i.e. $1,016,220 each) and the note in the amount of $683,280 (i.e.
Note 1 and Note 2).

                  Accordingly, GerryCo will have $2,400,000 in cash and 146,000 common shares of Hosposable.

                  As well, LynneCo and DerekCo will each own:

         a)       $1,000,000 of cash;

         b) $1,750,000 Class "A" shares of Hos-sub with a ACB, PUC and FMV of $1,750,000;

         c) 238,000 common shares of Hosposable with a cost base of $9.36 each;

         d) 50 Class "X" shares (or Class "X1" shares) of Wyant which will be entitled to the net proceeds of the 83,333 exchangeable shares of Hos-sub.

                  The structure will be as follows:


                           [Chart describing Step 9]


[GRAPHIC OMITTED]

                                                                      EXHIBIT F

               MEMORANDUM OF AGREEMENT ENTERED INTO AT THE CITY OF
                 MONTREAL, PROVINCE OF QUEBEC, ON THE 3RD DAY OF
                                 SEPTEMBER 1996.
--------------------------------------------------------------------------------


BETWEEN: 3271706 CANADA INC., a body corporate and politic duly incorporated according to law, herein represented by Gerald Wyant, its representative duly authorized as he so declares

                                        (hereinafter referred to as "Geraldco")

AND: G.H. WOOD + WYANT INC., a body corporate and politic duly incorporated according to law, herein represented by Jim Wyant, its representative duly authorized as he so declares

                                        (hereinafter    referred   to   as   the
                                        "Company")

                                        ----------------------------------------


                  WHEREAS the shareholdings of the Company are as follows:

         Lynne Emond:                       100 Class B preferred shares;
         Derek Wyant:                       100 Class B preferred shares;
         Jim Wyant:                         100 common shares; and
         Gerald Wyant:                      100 Class A preferred shares;

                  WHEREAS Derek Wyant, Lynne Emond, Jim Wyant, Gerald Wyant and the Company entered into an agreement (the "Agreement") dated May 2, 1996, a copy of which is attached hereto as Schedule A, whereby the parties agreed that if the Company sold its assets to Hosposable Products Inc. (hereinafter "Hosposable"), a public company whose shares are traded on a recognized exchange, or to a subsidiary thereof, other than its shares of Hosposable, Lynne Emond, Derek Wyant and Gerald Wyant would sell to the Company their shares of the Company for the consideration and in the manner set forth in the Agreement (hereinafter the "Transaction");

                  WHEREAS the parties to the Agreement wish that the Transaction be executed in the manner set forth in a step by step plan, a copy of which is attached hereto as Schedule B, or in any other manner agreed to by the parties to the Agreement (hereinafter the "Plan");

                  WHEREAS the Plan provides that, as a first step, the shares in the Company held by Lynne Emond, Derek Wyant and Gerald Wyant would be transferred to their respective holding companies;

                  WHEREAS the Agreement provides that as part of the consideration for the sale of their shares in the capital stock of the Company to the Company, Derek Wyant's holding company and Lynne Emond's holding company would receive each 238,000 common shares of Hosposable and Gerald Wyant's holding company, namely Geraldco would receive 146,000 common shares of Hosposable, which shares are currently held by the Company;

                  WHEREAS the parties hereto wish that the 146,000 common shares of Hosposable be transferred to Geraldco immediately instead of in the sequence provided for in the Plan;

                  WHEREAS the parties hereto wish that in the event that the Transaction is not completed to the satisfaction of the parties to the Agreement and in accordance with the Agreement and the Plan, the sale contemplated herein shall be retroactively resolved as if never entered into.

NOW THEREFORE, IT IS AGREED AS FOLLOWS:

                                    ARTICLE 1
                                    PREAMBLE

1.1 The preamble hereto shall form an integral part hereof as if recited herein at length.

                                    ARTICLE 2
                                SALE AND PURCHASE

2.1 The Company hereby sells, transfers and assigned unto Geraldco and Geraldco hereby purchases from the Company, 146,000 common shares in the capital stock of Hosposable (the "Hosposable Shares").

2.2 The sale contemplated herein is subject to the fulfillment of the conditions set forth in the Agreement and in the Plan, and without limiting the generality of the foregoing, the sale of the Hosposable Shares shall be subject to the provisions of paragraph 4 of the Agreement and the granting of the security in favor of Geraldco mentioned in paragraph 2(ii) of the Agreement.

                                    ARTICLE 3
                           PURCHASE PRICE AND PAYMENT

3.1 The purchase price for the Hosposable Shares shall be the sum of $814,680 dollars $U.S. being $1,114,808 Canadian based on the exchange rate of 1.3684 being the Bank of Canada noon rate on August 30, 1996 payable to the Company by the issuance of a non interest bearing promissory note (the "Promissory Note") of Geraldco in the amount of $1,114,808 Cdn. It is hereby acknowledged that the purchase price for the Hosposable shares was determined based on the weighted average trading price of shares of Hosposable for the last thirty (30) trading days ended August 30, 1996.

3.2 Upon the occurrence of the Event, as defined in Article 4.1, the Promissory Note shall become payable by Geraldco on demand by the Company. For greater certainty, the Promissory Note shall not be payable prior to the occurrence of the Event.

                                    ARTICLE 4
                               RESOLUTION OF SALE

4.1 The completion and closing of the Transaction in accordance with the Agreement and the Plan shall, for purposes of this agreement, be referred to as the "Event".

4.2 The parties hereto agree that in the event that the Event does not occur prior to January 30, 1997, or by such later date as is agreed to by the parties to the Agreement, the sale contemplated herein shall be resolved, in which case the present agreement shall be retroactively resolved ab initio and shall be deemed never to have existed and any prestations received by either of the parties hereto shall be returned to the other.

                                    ARTICLE 5
                                    THE EVENT

5.1 Upon occurrence of the Event, the Company shall notify the transfer agent of the Hosposable Shares to register the Hosposable Shares to Geraldco and to deliver same to Geraldco.

                                    ARTICLE 6
                      RIGHTS ATTACHING TO HOSPOSABLE SHARES

6.1 It is hereby acknowledged that until the occurrence of the Event, Wyant shall act as prete-nom and nominee of Geraldco with respect to the Hosposable Shares.

6.2 Subject to the following, Geraldco hereby grants to Wyant a proxy to vote the Hosposable Shares. Prior to the occurrence of the Event, Wyant shall be entitled, and hereby undertakes, to exercise all rights and powers to vote the Hosposable Shares and to assent to or dissent from any corporate or shareholder action of any kind whatsoever, whenever such vote, assent or dissent is required or permitted by law or otherwise.

6.3 Prior to the occurrence of the Event, in the event that any dividends are declared on the Hosposable Shares, such dividends shall be held in trust by Wyant in an interest bearing account. In the event that the sale is resolved in accordance with Article 4, the dividends and any interest thereon shall be paid to the Company. In the event that the Event occurs, the dividends and any interest thereon shall be paid to Geraldco.

                                    ARTICLE 7
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

7.1 The Company hereby represents, warrants and guarantees to Geraldco the following:

         7.1.1 the Company is the beneficial owner of all of the Hosposable Shares and the same are free and clear of all liens, charges, pledges or other encumbrances of any kind, nature and description whatsoever other than a moveable hypothec in favour of the Bank of Nova Scotia which will be released immediately prior to the occurrence of the Event;

         7.1.2 no person, firm or corporation has any agreement, option or right capable of becoming an agreement or option of the purchase for any of the Hosposable Shares;

         7.1.3 the Company has a full right, authority and capacity to enter into this present agreement;

         7.1.4 all requirements of applicable law permitting the sale of the Hosposable Shares have been complied with or shall be complied with in a timely manner.

                                    ARTICLE 8
                                  MISCELLANEOUS

8.1. Geraldco acknowledges that any subsequent sale or transfer of the Hosposable Shares shall be subject to applicable securities law in addition to any other conditions mentioned herein, in the Agreement and in the Plan.

8.2 All notices or other communications authorized or required to be given pursuant to this Agreement shall be in writing and either delivered by hand, sent by telecommunication or mailed by prepaid registered mail as follows:

         8.2.1  in the case of the Company:

                                    G.H. WOOD + WYANT INC.
                                    1475 32nd Avenue
                                    Lachine, Quebec H8T 3J1
                                    Attention:  Mr. Jim Wyant

         8.2.2  in the case of Geraldco:

                                    3271706 CANADA INC.



                                    Attention:  Mr. Gerald Wyant

8.3 Any notice or other communication shall conclusively be deemed to have been given and received, if delivered, on the day on which it was delivered, if sent by telecommunications, on the first business day following the day on which it was dispatched, and if mailed, on the fifth business day following the day on which it was mailed.

8.4 No party shall mail any notice or other communication when a threatened or actual work stoppage exists at the post office form, or to, which the notice or other communication is being sent, but shall use one of the other above referred to means of communication.

8.5 Any party may change its address for receipt of notices or other communications hereunder by giving notice thereof to the other party.

8.6 The representations and warranties contained herein shall survive the execution of this present agreement and shall continue to remain in full force and effect.

8.7 The provisions herein shall enure to the benefit of the successors and assigned and shall be binding upon the heirs, executors, administrators and legal personal representatives of the parties hereto.

8.8 This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the province of Quebec.

8.9 The parties hereto have requested that these presents and all Court proceedings thereto related be drafted in English. Que les parties aux presentes ont requis que cette entente et toutes les procedures judiciaires y afferentes soient redigees en anglais.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement on the date and at the place first hereinabove mentioned.

                                       3271706 CANADA INC.




                                       Per:   Gerald Wyant
                                           ------------------------------


                                       G.H. WOOD + WYANT INC.




                                       Per:   Jim Wyant
                                           ------------------------------

                                   SCHEDULE A

MEMORANDUM OF AGREEMENT ENTERED INTO AS OF THE 2ND DAY OF MAY, 1996


BY AND BETWEEN:                         DEREK WYANT,  hereinafter referred to as
                                        "Derek"

AND: LYNNE EMOND, hereinafter referred to as "Lynne"

AND: JIM WYANT, hereinafter referred to as "Jim"

AND: GERALD WYANT, hereinafter referred to as "Gerald"

AND:                                    G.H.   WOOD   +   WYANT   INC.,   herein
                                        represented by Jim Wyant and hereinafter referred to as the "Company"

                  WHEREAS Lynne and Derek each own 100 Class "B" preferred shares of the Company;

                  WHEREAS Jim owns 100 common shares of the Company;

                  WHEREAS Gerald owns 100 Class "A" preferred shares of the Company;

                  WHEREAS the Company is considering approaching Hosposable Products, Inc. (hereinafter "Hosposable") about selling its assets or transferring control of the Company to Hosposable in return for, inter alia, shares exchangeable into Hosposable stock (hereinafter the "Hosposable transaction") although the parties recognize that no decision has been made until there are discussions with the Hosposable management and directors regarding its strategic objectives, and there is no way to predict what the terms or structure of any particular transaction with Hosposable might be;

                  WHEREAS if the Hosposable transaction proceeds, Derek, Lynne and Gerald have agreed to exchange their existing stock in the Company for cash, promissory notes or preferred shares of the Company and shares of Hosposable, and the Company has agreed to acquire the stock of Derek, Lynne and Gerald, the whole under the terms and conditions hereafter mentioned.

NOW, THEREFORE, THIS AGREEMENT WITNESSETH AS FOLLOWS:

1.                The preamble shall form an integral part hereof.

2. It is agreed that if the Hosposable transaction is completed, then each of Derek and Lynne will exchange, at the time of completion of the Hosposable transaction ("Closing"), their shareholdings in the Company, and the Company shall acquire such shareholdings, the whole for a consideration, payable to each of Derek and Lynne, of the aggregate of the following:

                  i)       $1 million cash, payable at the Closing;

                  ii) $1,750,000 worth of preferred shares or promissory notes of the Company, or a combination of both, which will bear an interest rate (or a dividend rate) of a minimum of 4% per annum, payable monthly, or such greater amount as is received by the Company from Hosposable on the debt or preferred shares the Company may received on the Hosposable transaction. Such notes or preferred shares totalling $1,750,000 to each of Lynne and Derek will be repaid or redeemed over a maximum period of ten years (i.e. one-tenth of the capital per year) commencing on the first anniversary of the Closing. However, should the Company receive an earlier payment from Hosposable on its balance of sale or preferred shares from the Hosposable transaction, then the Company will accelerate the payments to Derek and Lynne to match its cash receipts from Hosposable. It is further agreed that Derek and Lynne acting together can choose whether or not they wish to hold preferred shares or promissory notes, or a combination of both, of the Company totalling $1,750,000 as long as the total amount of interest or dividends paid is as indicated above and that the rhythm of the payment of capital is in accordance with the above. The obligation to pay the dividend on the preferred shares and/or the interest on the promissory notes and the obligation to redeem the preferred shares and/or repay the promissory notes, as aforementioned, shall be secured by a first-ranking charge on all of the assets and undertakings of the Company and the assets of any holding company used by Jim Wyant in structuring the contemplated transactions. Accordingly, at the option of either Derek or Lynne, the transaction described in this paragraph 2 shall be structured in a manner with the intent that such security may be lawfully granted and may be lawfully exercisable in circumstances of a default; such structure may include, without limitation, the interposition of one or more subsidiaries of the Company, the acquisition of shares by each of Derek and Lynne in the applicable subsidiary, the obligation of the Company to acquire such shares under certain circumstances and the securitizing of such obligation by a first-ranking charge on all of the assets and undertakings of the Company. The agreements to be executed at Closing shall provide for appropriate and reasonable covenants, default and acceleration clauses; and

                  iii) 238,000 shares of Hosposable plus one-twelfth of any additional Hosposable shares (or shares exchangeable into Hosposable stock) which may be received by the Company or by Jim's holding company for value in excess of the book value of the Company on the Hosposable transaction (including any "earn-out shares).

3. It is agreed that if the Hosposable transaction is completed, then Gerald will exchange his shareholding in the Company for the following:

                  i)       $2.4 million cash; and

                  ii)      146,000 shares of Hosposable;

To the extent the Company has any amount in its capital dividend account, the first $2.4 million in the capital divided account will be transferred to Gerald. Any excess in the capital dividend account remaining shall be divided equally amount Jim, Derek and Lynne. The parties recognize that this streaming of the capital dividend account to Gerald may take place regardless of whether or not there is a completion of the transactions contemplated herein.

4. The parties acknowledge that if the transactions described above proceeds, each of Derek, Lynne, Gerald and the Company will hold Hosposable shares. Derek and Lynne agree to transfer the voting rights attached to their Hosposable shares to a voting trust which would give Jim voting rights over the said Hosposable shares for a term not exceeding 15 years. On the sixth anniversary date of the Closing, Lynne and Derek will each receive one-tenth of their shares out of the voting trust and they will then be free to deal with these shares as they see fit save and except that Jim will have a right of first refusal over such shares. Similarly, every year thereafter (on the anniversary date of the Closing) an additional 10% of the Hosposable shares will be released from the voting trust to each of Lynne and Derek subject to the right of first refusal to Jim contemplated herein. It is further agreed that Jim will have the power to sell the shares in the voting trust as long as the said shares are sold on the same terms and conditions as Jim sells Hosposable shares held by either him (directly or indirectly) or the Company and provided further that such sale is made at no less than fair market value and otherwise on commercially reasonable terms. (This obligation on Jim shall also apply to any Hosposable shares he may wish to sell.) It is agreed that any sale of Hosposable shares will be done on a one-third, one-third, one-third basis as between Jim (and the Company), Derek and Lynne until such time as there are no remaining shares of Derek and Lynne in the voting trust. It is expressly acknowledged that Gerald will be free to sell his shares of Hosposable as he sees fit and he will not be subject to the voting trust hereunder. The rights granted to Jim under this paragraph 4 shall be non-transferable and non-assignable. The voting trust and the rights granted to Jim under this paragraph shall terminate in the event of default in the payments contemplated at subsection 2(ii) above, with provision for a grace period and reinstatement of the voting trust in the event the default is cured.

5. It is recognized by all of the parties hereto that the contemplated transactions of Lynne, Derek and Gerald should be done on a tax-effective basis. It is further acknowledged that the consent of Derek and Lynne to the proposed transactions has been based on assurances to them that the contemplated transactions can be structured by using holding companies and, at the corporate level, should result in no immediate tax to either of them, either as the result of the transaction described in paragraph 2 hereof (including the receipt of the Hosposable shares and the shares exchangeable into Hosposable stock as mentioned in subparagraph (iii) of said paragraph 2) or with respect to any dividends received by such holding companies on the preferred shares respectively held by them. Jim undertakes to engage tax counsel immediately after the signing of this agreement which tax counsel is to determine the tax liability, if any, of Derek and Lynne to the proposed transactions and shall render a written opinion thereon. Such tax counsel will fully cooperate with any tax advisors appointed by Derek or Lynne and will provide full details and explanations on any matters requested by them. The opinions of such tax counsel shall be subject to the review and concurrence of the tax advisors of Lynne and Derek as to the conclusions reached and the opinions expressed. If it is then determined that there is any tax liability to them, then Derek and Lynne will be entitled to cancel the transactions contemplated herein or to reach some other mutually satisfactory arrangement.

6. It is recognized that each of Derek and Lynne will require their own professional advisers for the transactions contemplated herein and the Company agrees to pay the reasonable fees and disbursements of such advisers based on hourly rates, with no premium. Further, if all transactions contemplated herein close, then an additional $10,000 shall be paid to B.D.O. Dunwoody in recognition of previous services rendered to the Company and its shareholders.

7. The parties acknowledge that if the Hosposable transaction closes, it should take place in November or December 1996 and that the transactions of Derek, Lynne and Gerald are dependent on the Hosposable transaction closing. If both the Hosposable transaction and the transactions involving Lynne and Derek's shares do not close by January 31st, 1997 (or such later date as is mutually acceptable to the parties hereto) for any reason other than the unjustifiable refusal of Derek and Lynne to sign, then Derek and Lynne will have the right to cancel this agreement with retroactive effect (save and except the possible payment of the capital dividend account to Gerald as contemplated by paragraph 3 hereof). The closing of the transaction relating to the sale of the shares of Derek and Lynne is further conditional upon the negotiation and execution of agreements in order to give effect to the subject matter hereof, in form and substance acceptable to the parties, acting reasonably and if the structure of the Hosposable transaction conforms in essence to that contemplated herein.

8. This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Quebec. All dollar amounts herein are expressed in Canadian dollars.

9. The parties hereto have requested this agreement and all court proceedings thereto related be drafted in English. Les parties aux presentes ont demande a ce que ce contrat et toutes procedures y afferentes soient redigees en anglais.

10. The parties herein agree to keep the contents of this agreement strictly confidential expect where disclosures are required in conformity with the securities law of any jurisdiction.

11. It is acknowledged by the parties hereto that Gerald Wyant has recently suffered a medical setback and may be unable to sign this agreement for the foreseeable future. Notwithstanding his lack of signature to this agreement, it shall be binding on Jim, Derek, Lynne and the Company.

12.      (a)      This agreement may be executed in a number of
                  counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement;

         (b) This agreement may not be amended expect by instrument in writing signed by all of the parties hereto;

         (c) Delivery of an executed copy of this agreement by way of telecopier facsimile shall constitute valid delivery thereof.

                  IN WITNESS WHEREOF the parties hereto have signed as of the 2nd day of May, 1996.


                                       DEREK WYANT
                                       ----------------------------------



                                       LYNNE EMOND
                                       ----------------------------------


                                       JIM WYANT
                                       ----------------------------------


                                       GERALD WYANT
                                       ----------------------------------

                                       G.H. WOOD + WYANT INC.



                                       Per:------------------------------
                                           JIM WYANT

                                   SCHEDULE B

                         REVISED PLAN - AUGUST 16, 1996

NOTE:  ALL NUMBERS USED HEREIN ARE FOR PURPOSES OF EXAMPLE ONLY.

1.  Estimated share of safe income as at May 23, 1996 =

                                            Approx

         Lynne                              $4,054,000

         Derek                              $4,054,000

         Jim                                $4,054,000

         Gerry                              Over $5,000,000

2. Estimated FMV of 100 Class "B" shares owned by Lynne and Derek equals $5,788,502 ($5,757,677 + [50% of $61,650]), (that is, $1,000,000 cash,
$1,750,000 note, $2,227,680 re Hosposable shares, $779,997 re exchangeable shares of Hos-sub and [50% of $61,650]).

3. The tax attributes attaching to Gerry's 100 Class "A" shares in Wyant are as follows:

ACB                    PUC              FMV               SAFE INCOME

$2,500,000 (+)         $1,504,999       $3,399,000        $5,000,000 (+)


4.  Current Structure


Lynne          Derek            Jim                  Gerry
100 "B"        100 "B"        100 Common           100 "A" 9% div.-
  |               |           1000 Votes)          retraction price
  |               |               |                $33,990 per share
  |               |               |                FMV $3,399,000
  |               |               |                     |
  |               |               |                     |
  |               |               |                     |
  |               |      -----------                    |
  |               --------  WYANT  |                    |
  ------------------------         ----------------------
                         -----------
                       ----------------
                       |  HOSPOSABLE  |
                       ----------------

Step 1: Lynne and Derek will transfer their shares of Wyant to two holding companies (herein LynneCo and DerekCo, respectively), the whole on a tax-free basis pursuant to subsection 85(1) of the Income Tax Act (Canada) (the "Act").

As consideration therefor, LynneCo and DerekCo will issue additional common shares to Lynne and Derek. Gerry will also transfer his 100 Class "A" shares to GerryCo on a tax-free basis pursuant to subsection 85(1) of the Act. As consideration therefor, Gerry will receive additional shares of GerryCo.

       Lynne                Derek                      Gerry
         |                    |                          |
     ---------            ---------                  ---------
     |LynneCo|            |DerekCo|                  |GerryCo|
     ---------            ---------                  ---------
         |                    |                          |
         | 100                |  100                     | 100
         | "B"                |  "B"      Jim            | "A"
         |                    |            | 100         |
         |                    |   ---------- Common      |
         |               -----------                     |
         -----------------  WYANT  -----------------------
                         -----------
                              |           937,690 Shares
                       ----------------
                       |  HOSPOSABLE  |
                       ----------------

Step 2: Declaration of a dividend by Wyant to GerryCo in the amount of $305,910.

Step 3: Purchase by GerryCo of 146,000 common shares of Hosposable for $1,366,560 Cdn. in consideration of two notes in the aggregate amount of $1,366,560 Cdn. (or $683,280 each) (herein "Note 1 and Note 2"). Purchase by each of LynneCo and DerekCo of 238,000 common shares of Hosposable for $2,227,680 Cdn. in consideration of a note issued by each of LynneCo and DerekCo to Wyant in the amount of $2,227,680 Cdn. each (herein "Note 3 and Note 4", respectively). The sales will be subject to a resolutory clause.

                           [Chart describing Step 3]


[GRAPHIC OMITTED]


























































Step 4: GerryCo will transfer its Class "A" shares of Wyant equally to each of LynneCo and DerekCo pursuant to subsection 85(1) of the Act. Upon the transfer, each of LynneCo and DerekCo will issue preferred shares to GerryCo (the "Class "G" shares") retractable for $1,699,500.

                           [Chart describing Step 4]


[GRAPHIC OMITTED]
















































Step 5: LynneCo and DerekCo will convert their 100 Class "B" shares and 50 Class "A" shares in Wyant into 50 Class "X" shares and 50 Class "X1" shares, respectively, (the Class "X" shares and Class "X1" shares) with the following attributes:

         a)       non-voting;

         b) redeemable for an amount equal to $14,976,004 (that is, $3,399,000 + [2 x 5,757,677] + $61,650). This amount is to be adjusted upwards or downwards by the increase or decrease in the value of the 166,666 exchangeable shares of Hos-sub which are notionally to be allocated to Lynne and Derek;

         c) the redemption value of the preferred shares will be reduced by the value of dividends paid and PUC reductions effected on same. We will have two classes of shares so that the directors of Wyant can pay dividends on either Class "X" or Class "X1 shares.

                  The articles of Wyant will be amended to allow for the issuance of two classes of the "X" and "X1" shares. The articles will only state that the redemption price will be set by the directors and the shareholder. The actual redemption value will be set by agreement.

                  It is arguable that the Class "X" share and Class "X1" shares will then have the following tax attributes:


ACB                   PUC              FMV                      SAFE INCOME

$2,500,000 (+)        $1,504,999       $14,976,004 (+)(-)       $5,000,000 (+)


                           [Chart describing Step 5]

[GRAPHIC OMITTED]

Step 6: Wyant will cause a decrease of the paid-up capital on the Class "X" shares and Class "X1" shares and in an amount equal to $1,504,999. As well, a dividend will be paid by Wyant on the Class "X" share and Class "X1" shares in the amount of $11,911,011. The redemption value of the Class "X" shares and Class "X1" shares will be reduced to $1,559,994 (as adjusted from time to time). The amounts of $1,504,000 and $11,911,011 will be paid by two notes in the aggregate amount of $13,416,010 (that is, $6,708,005 each).

Step 7: Wyant will sell all of its assets other than shares of Hosposable to Hos-sub. As at December 31, 1995, the assets had an approximate FMV of $30,590,000 (excluding Hosposable shares) and $20,775,099 of liabilities for a net of $9,816,194. Assume $3,000,000 of profits after tax for the year. Thus, can assume about $13,000,000 of other assets to transfer. Robert used $13,6000,000 in his memo so we have used the same number here for purposes of example only.

         Upon the transfer of $33,600,000 of assets (excluding goodwill) Hos-sub will:

         (a)      assume liabilities of $20,000,000;

         (b)      pay $5,000,000 in cash;

         (c) issue 2,299,911 Class "B" shares redeemable for $2,299,911;

         (d)      issue a note for $6,300,089.

Then the note will be converted into 6,300,089 preferred shares (the Class "A" shares).

Wyant will also roll goodwill to Hos-Sub. In consideration therefor, Hos-sub will issue $1,000,000 Class "E" shares to Wyant (the Class "E" shares). The 1,000,000 Class "E" shares held by Wyant in Hos-sub will be convertible into common shares of Hosposable.

         Query - any Part VI.1 tax on these dividends re 1,000,000 convertible shares (redeemable for approx. $10 each). Any Part IV tax.

NOTE:

         1) The deal with Hosposable calls for 4% cum. shares redeemed over 10 years. We would like to redeem the Class "A" shares (tax paid) fir st and then redeem the Class "B" shares. On the redemption of the Class "B" shares, capital gains tax will be payable by the recipient.

         2) Wyant will have no problem with dividends paid on the Class "B" shares and the Class "A" shares with respect to Part VI.1 and Part IV.1 due to the application of subsection 191(5). Wyant might have a subsection 55(2) problem in years 7 to 10.

         3) To avoid an averaging re paid up capital, the Class "B" shares will have a 3.999999% dividend entitlement and the Class "A" shares will have a 4% entitlement.

         4) Also check Part IV tax issues on final dividends paid, i.e. 10% votes and value if not related.

         Subsequent to the above, the shareholdings of Wyant will be as follows:

                    [Chart describing shareholdings of Wyant]


[GRAPHIC OMITTED]

Step 8: Wyant will pay the notes owing by LynneCo and DerekCo in the amount of $6,708,005 as follows:

         a)       $2,047,045 in cash (that is $1,000,000 plus the
                  $1,047,045) to be paid to Gerry);

         b) transfer of $1,750,000 Class "A" shares of Hos-sub with a redemption value of $1,750,000;

         c) release of the note receivable in the amount of $2,227,680 (i.e. Note 3 or Note 4);

         d) transfer of the note to be transferred to GerryCo in the amount of $683,280, (Note 1 or Note 2).

Step 9: LynneCo and DerekCo will pay a dividend on the Class "G" shares owned by GerryCo in the amount of $30,825 each. Gerry will have received total dividends of $367,560. LynneCo and DerekCo will redeem the Class "G" shares owned by GerryCo in their capital stock and will transfer to GerryCo $2,032,440 (i.e. $1,016,220 each) and the note in the amount of $683,280 (i.e.
Note 1 and Note 2).

                  Accordingly, GerryCo will have $2,400,000 in cash and 146,000 common shares of Hosposable.

                  As well, LynneCo and DerekCo will each own:

         a)       $1,000,000 of cash;

         b) $1,750,000 Class "A" shares of Hos-sub with a ACB, PUC and FMV of $1,750,000;

         c) 238,000 common shares of Hosposable with a cost base of $9.36 each;

         d) 50 Class "X" shares (or Class "X1" shares) of Wyant which will be entitled to the net proceeds of the 83,333 exchangeable shares of Hos-sub.

                  The structure will be as follows:

                           [Chart describing Step 9]


[GRAPHIC OMITTED]

                                                                      EXHIBIT G

               MEMORANDUM OF AGREEMENT ENTERED INTO AT THE CITY OF
                 MONTREAL, PROVINCE OF QUEBEC, ON THE 3RD DAY OF
                                 SEPTEMBER 1996.
--------------------------------------------------------------------------------


BETWEEN: 1186020 ONTARIO LIMITED, a body corporate and politic duly incorporated according to law, herein represented by Dr. Derek Wyant, its representative duly authorized as he so declares

                                        (hereinafter referred to as "Derekco")

AND: G.H. WOOD + WYANT INC., a body corporate and politic duly incorporated according to law, herein represented by Jim Wyant, its representative duly authorized as he so declares

                                        (hereinafter    referred   to   as   the
                                        "Company")




                  WHEREAS the shareholdings of the Company are as follows:

          Lynne Emond:                       100 Class B preferred shares;
          Derek Wyant:                       100 Class B preferred shares;
          Jim Wyant:                         100 common shares; and
          Gerald Wyant:                      100 Class A preferred shares;

                  WHEREAS Derek Wyant, Lynne Emond, Jim Wyant, Gerald Wyant and the Company entered into an agreement (the "Agreement") dated May 2, 1996, a copy of which is attached hereto as Schedule A, whereby the parties agreed that if the Company sold its assets to Hosposable Products Inc. (hereinafter "Hosposable"), a public company whose shares are traded on a recognized exchange, or to a subsidiary thereof, other than its shares of Hosposable, Lynne Emond, Derek Wyant and Gerald Wyant would sell to the Company their shares of the Company for the consideration and in the manner set forth in the Agreement (hereinafter the "Transaction");

                  WHEREAS the parties to the Agreement wish that the Transaction be executed in the manner set forth in a step by step plan, a copy of which is attached hereto as Schedule B, or in any other manner agreed to by the parties to the Agreement (hereinafter the "Plan");

                  WHEREAS the Plan provides that, as a first step, the shares in the Company held by Lynne Emond, Derek Wyant and Gerald Wyant would be transferred to their respective holding companies;

                  WHEREAS   the   Agreement   provides   that  as  part  of  the
consideration for the sale of their shares in the capital stock of the Company to the Company, Derek Wyant's holding company, namely Derekco, and Lynne Emond's holding company would receive each 238,000 common shares of Hosposable and Gerald Wyant's holding company would receive 146,000 common shares of Hosposable, which shares are currently held by the Company;

                  WHEREAS the parties hereto wish that the 238,000 common shares of Hosposable be transferred to Derekco immediately instead of in the sequence provided for in the Plan;

                  WHEREAS the parties hereto wish that in the event that the Transaction is not completed to the satisfaction of the parties to the Agreement and in accordance with the Agreement and the Plan, the sale contemplated herein shall be retroactively resolved as if never entered into.

NOW THEREFORE, IT IS AGREED AS FOLLOWS:

                                    ARTICLE 1
                                    PREAMBLE

1.1 The preamble hereto shall form an integral part hereof as if recited herein at length.

                                    ARTICLE 2
                                SALE AND PURCHASE

2.1 The Company hereby sells, transfers and assigned unto Derekco and Derekco hereby purchases from the Company, 238,000 common shares in the capital stock of Hosposable (the "Hosposable Shares").

2.2 The sale contemplated herein is subject to the fulfillment of the conditions set forth in the Agreement and in the Plan, and without limiting the generality of the foregoing, the sale of the Hosposable Shares shall be subject to the provisions of paragraph 4 of the Agreement and the granting of the security in favor of Derekco mentioned in paragraph 2(ii) of the Agreement.

                                    ARTICLE 3
                           PURCHASE PRICE AND PAYMENT

3.1 The purchase price for the Hosposable Shares shall be the sum of $1,328,040 dollars $U.S. being $1,817,290 Canadian based on the exchange rate of 1.3684 being the Bank of Canada noon rate on August 30, 1996 payable to the Company by the issuance of a non interest bearing promissory note (the "Promissory Note") of Derekco in the amount of $1,817,290 Cdn. It is hereby acknowledged that the purchase price for the Hosposable shares was determined based on the weighted average trading price of shares of Hosposable for the last thirty (30) trading days ended August 30, 1996.

3.2 Upon the occurrence of the Event, as defined in Article 4.1, the Promissory Note shall become payable by Derekco on demand by the Company. For greater certainty, the Promissory Note shall not be payable prior to the occurrence of the Event.

                                    ARTICLE 4
                               RESOLUTION OF SALE

4.1 The completion and closing of the Transaction in accordance with the Agreement and the Plan shall, for purposes of this agreement, be referred to as the "Event".

4.2 The parties hereto agree that in the event that the Event does not occur prior to January 30, 1997, or by such later date as is agreed to by the parties to the Agreement, the sale contemplated herein shall be resolved, in which case the present agreement shall be retroactively resolved ab initio and shall be deemed never to have existed and any prestations received by either of the parties hereto shall be returned to the other.

                                    ARTICLE 5
                                    THE EVENT

5.1 Upon occurrence of the Event, the Company shall notify the transfer agent of the Hosposable Shares to register the Hosposable Shares to Derekco and to deliver same to Derekco.

                                    ARTICLE 6
                      RIGHTS ATTACHING TO HOSPOSABLE SHARES

6.1 It is hereby acknowledged that until the occurrence of the Event, Wyant shall act as prete-nom and nominee of Derekco with respect to the Hosposable Shares.

6.2 Subject to the following, Derekco hereby grants to Wyant a proxy to vote the Hosposable Shares. Prior to the occurrence of the Event, Wyant shall be entitled, and hereby undertakes, to exercise all rights and powers to vote the Hosposable Shares and to assent to or dissent from any corporate or shareholder action of any kind whatsoever, whenever such vote, assent or dissent is required or permitted by law or otherwise.

6.3 Prior to the occurrence of the Event, in the event that any dividends are declared on the Hosposable Shares, such dividends shall be held in trust by Wyant in an interest bearing account. In the event that the sale is resolved in accordance with Article 4, the dividends and any interest thereon shall be paid to the Company. In the event that the Event occurs, the dividends and any interest thereon shall be paid to Derekco.

                                    ARTICLE 7
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

7.1 The Company hereby represents, warrants and guarantees to Derekco the following:

         7.1.1 the Company is the beneficial owner of all of the Hosposable Shares and the same are free and clear of all liens, charges, pledges or other encumbrances of any kind, nature and description whatsoever other than a moveable hypothec in favour of the Bank of Nova Scotia which will be released immediately prior to the occurrence of the Event;

         7.1.2 no person, firm or corporation has any agreement, option or right capable of becoming an agreement or option of the purchase for any of the Hosposable Shares;

         7.1.3 the Company has a full right, authority and capacity to enter into this present agreement;

         7.1.4 all requirements of applicable law permitting the sale of the Hosposable Shares have been complied with or shall be complied with in a timely manner.

                                    ARTICLE 8
                                  MISCELLANEOUS

8.1. Derekco acknowledges that any subsequent sale or transfer of the Hosposable Shares shall be subject to applicable securities law in addition to any other conditions mentioned herein, in the Agreement and in the Plan.

8.2 All notices or other communications authorized or required to be given pursuant to this Agreement shall be in writing and either delivered by hand, sent by telecommunication or mailed by prepaid registered mail as follows:

         8.2.1  in the case of the Company:

                                    G.H. WOOD + WYANT INC.
                                    1475 32nd Avenue
                                    Lachine, Quebec H8T 3J1
                                    Attention:  Mr. Jim Wyant

         8.2.2  in the case of Derekco:

                                    1186020 ONTARIO LIMITED
                                    202 Hinton Avenue
                                    Thunder Bay, Ontario P7A 7E4
                                    Attention:  Dr. Derek Wyant

8.3 Any notice or other communication shall conclusively be deemed to have been given and received, if delivered, on the day on which it was delivered, if sent by telecommunications, on the first business day following the day on which it was dispatched, and if mailed, on the fifth business day following the day on which it was mailed.

8.4 No party shall mail any notice or other communication when a threatened or actual work stoppage exists at the post office form, or to, which the notice or other communication is being sent, but shall use one of the other above referred to means of communication.

8.5 Any party may change its address for receipt of notices or other communications hereunder by giving notice thereof to the other party.

8.6 The representations and warranties contained herein shall survive the execution of this present agreement and shall continue to remain in full force and effect.

8.7 The provisions herein shall enure to the benefit of the successors and assigned and shall be binding upon the heirs, executors, administrators and legal personal representatives of the parties hereto.

8.8 This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the province of Quebec.

8.9 The parties hereto have requested that these presents and all Court proceedings thereto related be drafted in English. Que les parties aux presentes ont requis que cette entente et toutes les procedures judiciaires y afferentes soient redigees en anglais.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement on the date and at the place first hereinabove mentioned.


                                       1186020 ONTARIO LIMITED




                                       Per:   Dr. Derek Wyant
                                           ------------------------------


                                       G.H. WOOD + WYANT INC.




                                       Per:  Jim Wyant
                                           ------------------------------

                                   SCHEDULE A

MEMORANDUM OF AGREEMENT ENTERED INTO AS OF THE 2ND DAY OF MAY, 1996


BY AND BETWEEN:                         DEREK WYANT,  hereinafter referred to as
                                        "Derek"

AND: LYNNE EMOND, hereinafter referred to as "Lynne"

AND: JIM WYANT, hereinafter referred to as "Jim"

AND: GERALD WYANT, hereinafter referred to as "Gerald"

AND:                                    G.H.   WOOD   +   WYANT   INC.,   herein
                                        represented by Jim Wyant and hereinafter referred to as the "Company"


                  WHEREAS Lynne and Derek each own 100 Class "B" preferred shares of the Company;

                  WHEREAS Jim owns 100 common shares of the Company;

                  WHEREAS Gerald owns 100 Class "A" preferred shares of the Company;

                  WHEREAS the Company is considering approaching Hosposable Products, Inc. (hereinafter "Hosposable") about selling its assets or transferring control of the Company to Hosposable in return for, inter alia, shares exchangeable into Hosposable stock (hereinafter the "Hosposable transaction") although the parties recognize that no decision has been made until there are discussions with the Hosposable management and directors regarding its strategic objectives, and there is no way to predict what the terms or structure of any particular transaction with Hosposable might be;

                  WHEREAS if the Hosposable transaction proceeds, Derek, Lynne and Gerald have agreed to exchange their existing stock in the Company for cash, promissory notes or preferred shares of the Company and shares of Hosposable, and the Company has agreed to acquire the stock of Derek, Lynne and Gerald, the whole under the terms and conditions hereafter mentioned.

NOW, THEREFORE, THIS AGREEMENT WITNESSETH AS FOLLOWS:

1.                The preamble shall form an integral part hereof.

2. It is agreed that if the Hosposable transaction is completed, then each of Derek and Lynne will exchange, at the time of completion of the Hosposable transaction ("Closing"), their shareholdings in the Company, and the Company shall acquire such shareholdings, the whole for a consideration, payable to each of Derek and Lynne, of the aggregate of the following:

                  i)       $1 million cash, payable at the Closing;

                  ii) $1,750,000 worth of preferred shares or promissory notes of the Company, or a combination of both, which will bear an interest rate (or a dividend rate) of a minimum of 4% per annum, payable monthly, or such greater amount as is received by the Company from Hosposable on the debt or preferred shares the Company may received on the Hosposable transaction. Such notes or preferred shares totalling $1,750,000 to each of Lynne and Derek will be repaid or redeemed over a maximum period of ten years (i.e. one-tenth of the capital per year) commencing on the first anniversary of the Closing. However, should the Company receive an earlier payment from Hosposable on its balance of sale or preferred shares from the Hosposable transaction, then the Company will accelerate the payments to Derek and Lynne to match its cash receipts from Hosposable. It is further agreed that Derek and Lynne acting together can choose whether or not they wish to hold preferred shares or promissory notes, or a combination of both, of the Company totalling $1,750,000 as long as the total amount of interest or dividends paid is as indicated above and that the rhythm of the payment of capital is in accordance with the above. The obligation to pay the dividend on the preferred shares and/or the interest on the promissory notes and the obligation to redeem the preferred shares and/or repay the promissory notes, as aforementioned, shall be secured by a first-ranking charge on all of the assets and undertakings of the Company and the assets of any holding company used by Jim Wyant in structuring the contemplated transactions. Accordingly, at the option of either Derek or Lynne, the transaction described in this paragraph 2 shall be structured in a manner with the intent that such security may be lawfully granted and may be lawfully exercisable in circumstances of a default; such structure may include, without limitation, the interposition of one or more subsidiaries of the Company, the acquisition of shares by each of Derek and Lynne in the applicable subsidiary, the obligation of the Company to acquire such shares under certain circumstances and the securitizing of such obligation by a first-ranking charge on all of the assets and undertakings of the Company. The agreements to be executed at Closing shall provide for appropriate and reasonable covenants, default and acceleration clauses; and

                  iii) 238,000 shares of Hosposable plus one-twelfth of any additional Hosposable shares (or shares exchangeable into Hosposable stock) which may be received by the Company or by Jim's holding company for value in excess of the book value of the Company on the Hosposable transaction (including any "earn-out shares).

3. It is agreed that if the Hosposable transaction is completed, then Gerald will exchange his shareholding in the Company for the following:

                  i)       $2.4 million cash; and

                  ii)      146,000 shares of Hosposable;

To the extent the Company has any amount in its capital dividend account, the first $2.4 million in the capital divided account will be transferred to Gerald. Any excess in the capital dividend account remaining shall be divided equally amount Jim, Derek and Lynne. The parties recognize that this streaming of the capital dividend account to Gerald may take place regardless of whether or not there is a completion of the transactions contemplated herein.

4. The parties acknowledge that if the transactions described above proceeds, each of Derek, Lynne, Gerald and the Company will hold Hosposable shares. Derek and Lynne agree to transfer the voting rights attached to their Hosposable shares to a voting trust which would give Jim voting rights over the said Hosposable shares for a term not exceeding 15 years. On the sixth anniversary date of the Closing, Lynne and Derek will each receive one-tenth of their shares out of the voting trust and they will then be free to deal with these shares as they see fit save and except that Jim will have a right of first refusal over such shares. Similarly, every year thereafter (on the anniversary date of the Closing) an additional 10% of the Hosposable shares will be released from the voting trust to each of Lynne and Derek subject to the right of first refusal to Jim contemplated herein. It is further agreed that Jim will have the power to sell the shares in the voting trust as long as the said shares are sold on the same terms and conditions as Jim sells Hosposable shares held by either him (directly or indirectly) or the Company and provided further that such sale is made at no less than fair market value and otherwise on commercially reasonable terms. (This obligation on Jim shall also apply to any Hosposable shares he may wish to sell.) It is agreed that any sale of Hosposable shares will be done on a one-third, one-third, one-third basis as between Jim (and the Company), Derek and Lynne until such time as there are no remaining shares of Derek and Lynne in the voting trust. It is expressly acknowledged that Gerald will be free to sell his shares of Hosposable as he sees fit and he will not be subject to the voting trust hereunder. The rights granted to Jim under this paragraph 4 shall be non-transferable and non-assignable. The voting trust and the rights granted to Jim under this paragraph shall terminate in the event of default in the payments contemplated at subsection 2(ii) above, with provision for a grace period and reinstatement of the voting trust in the event the default is cured.

5. It is recognized by all of the parties hereto that the contemplated transactions of Lynne, Derek and Gerald should be done on a tax-effective basis. It is further acknowledged that the consent of Derek and Lynne to the proposed transactions has been based on assurances to them that the contemplated transactions can be structured by using holding companies and, at the corporate level, should result in no immediate tax to either of them, either as the result of the transaction described in paragraph 2 hereof (including the receipt of the Hosposable shares and the shares exchangeable into Hosposable stock as mentioned in subparagraph (iii) of said paragraph 2) or with respect to any dividends received by such holding companies on the preferred shares respectively held by them. Jim undertakes to engage tax counsel immediately after the signing of this agreement which tax counsel is to determine the tax liability, if any, of Derek and Lynne to the proposed transactions and shall render a written opinion thereon. Such tax counsel will fully cooperate with any tax advisors appointed by Derek or Lynne and will provide full details and explanations on any matters requested by them. The opinions of such tax counsel shall be subject to the review and concurrence of the tax advisors of Lynne and Derek as to the conclusions reached and the opinions expressed. If it is then determined that there is any tax liability to them, then Derek and Lynne will be entitled to cancel the transactions contemplated herein or to reach some other mutually satisfactory arrangement.

6. It is recognized that each of Derek and Lynne will require their own professional advisers for the transactions contemplated herein and the Company agrees to pay the reasonable fees and disbursements of such advisers based on hourly rates, with no premium. Further, if all transactions contemplated herein close, then an additional $10,000 shall be paid to B.D.O. Dunwoody in recognition of previous services rendered to the Company and its shareholders.

7. The parties acknowledge that if the Hosposable transaction closes, it should take place in November or December 1996 and that the transactions of Derek, Lynne and Gerald are dependent on the Hosposable transaction closing. If both the Hosposable transaction and the transactions involving Lynne and Derek's shares do not close by January 31st, 1997 (or such later date as is mutually acceptable to the parties hereto) for any reason other than the unjustifiable refusal of Derek and Lynne to sign, then Derek and Lynne will have the right to cancel this agreement with retroactive effect (save and except the possible payment of the capital dividend account to Gerald as contemplated by paragraph 3 hereof). The closing of the transaction relating to the sale of the shares of Derek and Lynne is further conditional upon the negotiation and execution of agreements in order to give effect to the subject matter hereof, in form and substance acceptable to the parties, acting reasonably and if the structure of the Hosposable transaction conforms in essence to that contemplated herein.

8. This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Quebec. All dollar amounts herein are expressed in Canadian dollars.

9. The parties hereto have requested this agreement and all court proceedings thereto related be drafted in English. Les parties aux presentes ont demande a ce que ce contrat et toutes procedures y afferentes soient redigees en anglais.

10. The parties herein agree to keep the contents of this agreement strictly confidential expect where disclosures are required in conformity with the securities law of any jurisdiction.

11. It is acknowledged by the parties hereto that Gerald Wyant has recently suffered a medical setback and may be unable to sign this agreement for the foreseeable future. Notwithstanding his lack of signature to this agreement, it shall be binding on Jim, Derek, Lynne and the Company.

12.      (a)      This agreement may be executed in a number of
                  counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement;

         (b) This agreement may not be amended expect by instrument in writing signed by all of the parties hereto;

         (c) Delivery of an executed copy of this agreement by way of telecopier facsimile shall constitute valid delivery thereof.

                  IN WITNESS WHEREOF the parties hereto have signed as of the 2nd day of May, 1996.


                                       DEREK WYANT
                                       ----------------------------------




                                       LYNNE EMOND
                                       ----------------------------------




                                       JIM WYANT
                                       ----------------------------------



                                       GERALD WYANT
                                       ----------------------------------

                                       G.H. WOOD + WYANT INC.



                                       Per:------------------------------
                                            JIM WYANT

                                   SCHEDULE B

                         REVISED PLAN - AUGUST 16, 1996


NOTE:  ALL NUMBERS USED HEREIN ARE FOR PURPOSES OF EXAMPLE ONLY.

1.       Estimated share of safe income as at May 23, 1996 =

                                            Approx

         Lynne                              $4,054,000

         Derek                              $4,054,000

         Jim                                $4,054,000

         Gerry                              Over $5,000,000

2. Estimated FMV of 100 Class "B" shares owned by Lynne and Derek equals $5,788,502 ($5,757,677 + [50% of $61,650]), (that is, $1,000,000 cash,
$1,750,000 note, $2,227,680 re Hosposable shares, $779,997 re exchangeable shares of Hos-sub and [50% of $61,650]).

3. The tax attributes attaching to Gerry's 100 Class "A" shares in Wyant are as follows:

ACB                 PUC                 FMV             SAFE INCOME

$2,500,000 (+)      $1,504,999          $3,399,000      $5,000,000 (+)


4.       Current Structure


Lynne          Derek          Jim                  Gerry
100 "B"        100 "B"        100 Common           100 "A" 9% div.-
  |               |           (1000 Votes)         retraction price
  |               |               |                $33,990 per share
  |               |               |                FMV $3,399,000
  |               |               |                     |
  |               |               |                     |
  |               |               |                     |
  |               |      -----------                    |
  |               --------  WYANT  |                    |
  ------------------------         ----------------------
                         -----------
                       ----------------
                       |  HOSPOSABLE  |
                       ----------------

Step 1: Lynne and Derek will transfer their shares of Wyant to two holding companies (herein LynneCo and DerekCo, respectively), the whole on a tax-free basis pursuant to subsection 85(1) of the

Income Tax Act (Canada) (the "Act"). As consideration therefor, LynneCo and DerekCo will issue additional common shares to Lynne and Derek. Gerry will also transfer his 100 Class "A" shares to GerryCo on a tax-free basis pursuant to subsection 85(1) of the Act. As consideration therefor, Gerry will receive additional shares of GerryCo.

       Lynne                Derek                      Gerry
         |                    |                          |
     ---------            ---------                  ---------
     |LynneCo|            |DerekCo|                  |GerryCo|
     ---------            ---------                  ---------
         |                    |                          |
         | 100                |  100                     | 100
         | "B"                |  "B"      Jim            | "A"
         |                    |            | 100         |
         |                    |   ---------- Common      |
         |               -----------                     |
         -----------------  WYANT  -----------------------
                         -----------
                              |            937,690 Shares
                       ----------------
                       |  HOSPOSABLE  |
                       ----------------

Step 2: Declaration of a dividend by Wyant to GerryCo in the amount of $305,910.

Step 3: Purchase by GerryCo of 146,000 common shares of Hosposable for $1,366,560 Cdn. in consideration of two notes in the aggregate amount of $1,366,560 Cdn. (or $683,280 each) (herein "Note 1 and Note 2"). Purchase by each of LynneCo and DerekCo of 238,000 common shares of Hosposable for $2,227,680 Cdn. in consideration of a note issued by each of LynneCo and DerekCo to Wyant in the amount of $2,227,680 Cdn. each (herein "Note 3 and Note 4", respectively). The sales will be subject to a resolutory clause.

                           [Chart describing Step 3]


[GRAPHIC OMITTED]


























































Step 4: GerryCo will transfer its Class "A" shares of Wyant equally to each of LynneCo and DerekCo pursuant to subsection 85(1) of the Act. Upon the transfer, each of LynneCo and DerekCo will issue preferred shares to GerryCo (the "Class "G" shares") retractable for $1,699,500.

                           [Chart describing Step 4]


[GRAPHIC OMITTED]
















































Step 5: LynneCo and DerekCo will convert their 100 Class "B" shares and 50 Class "A" shares in Wyant into 50 Class "X" shares and 50 Class "X1" shares, respectively, (the Class "X" shares and Class "X1" shares) with the following attributes:

         a)       non-voting;

         b) redeemable for an amount equal to $14,976,004 (that is, $3,399,000 + [2 x 5,757,677] + $61,650). This amount is to be adjusted upwards or downwards by the increase or decrease in the value of the 166,666 exchangeable shares of Hos-sub which are notionally to be allocated to Lynne and Derek;

         c) the redemption value of the preferred shares will be reduced by the value of dividends paid and PUC reductions effected on same. We will have two classes of shares so that the directors of Wyant can pay dividends on either Class "X" or Class "X1 shares.

                  The articles of Wyant will be amended to allow for the issuance of two classes of the "X" and "X1" shares. The articles will only state that the redemption price will be set by the directors and the shareholder. The actual redemption value will be set by agreement.

                  It is arguable that the Class "X" share and Class "X1" shares will then have the following tax attributes:


ACB                  PUC             FMV                     SAFE INCOME

$2,500,000 (+)       $1,504,999      $14,976,004 (+)(-)      $5,000,000 (+)

                           [Chart describing Step 5]


[GRAPHIC OMITTED]

Step 6: Wyant will cause a decrease of the paid-up capital on the Class "X" shares and Class "X1" shares and in an amount equal to $1,504,999. As well, a dividend will be paid by Wyant on the Class "X" share and Class "X1" shares in the amount of $11,911,011. The redemption value of the Class "X" shares and Class "X1" shares will be reduced to $1,559,994 (as adjusted from time to time). The amounts of $1,504,000 and $11,911,011 will be paid by two notes in the aggregate amount of $13,416,010 (that is, $6,708,005 each).

Step 7: Wyant will sell all of its assets other than shares of Hosposable to Hos-sub. As at December 31, 1995, the assets had an approximate FMV of $30,590,000 (excluding Hosposable shares) and $20,775,099 of liabilities for a net of $9,816,194. Assume $3,000,000 of profits after tax for the year. Thus, can assume about $13,000,000 of other assets to transfer. Robert used $13,6000,000 in his memo so we have used the same number here for purposes of example only.

         Upon the transfer of $33,600,000 of assets (excluding goodwill) Hos-sub will:

         (a)      assume liabilities of $20,000,000;

         (b)      pay $5,000,000 in cash;

         (c) issue 2,299,911 Class "B" shares redeemable for $2,299,911;

         (d)      issue a note for $6,300,089.

Then the note will be converted into 6,300,089 preferred shares (the Class "A" shares).

Wyant will also roll goodwill to Hos-Sub. In consideration therefor, Hos-sub will issue $1,000,000 Class "E" shares to Wyant (the Class "E" shares). The 1,000,000 Class "E" shares held by Wyant in Hos-sub will be convertible into common shares of Hosposable.

         Query - any Part VI.1 tax on these dividends re 1,000,000 convertible shares (redeemable for approx. $10 each). Any Part IV tax.

NOTE:

         1) The deal with Hosposable calls for 4% cum. shares redeemed over 10 years. We would like to redeem the Class "A" shares (tax paid) fir st and then redeem the Class "B" shares. On the redemption of the Class "B" shares, capital gains tax will be payable by the recipient.

         2) Wyant will have no problem with dividends paid on the Class "B" shares and the Class "A" shares with respect to Part VI.1 and Part IV.1 due to the application of subsection 191(5). Wyant might have a subsection 55(2) problem in years 7 to 10.

         3) To avoid an averaging re paid up capital, the Class "B" shares will have a 3.999999% dividend entitlement and the Class "A" shares will have a 4% entitlement.

         4) Also check Part IV tax issues on final dividends paid, i.e. 10% votes and value if not related.

         Subsequent to the above, the shareholdings of Wyant will be as follows:

                    [Chart describing shareholdings of Wyant]


[GRAPHIC OMITTED]

Step 8: Wyant will pay the notes owing by LynneCo and DerekCo in the amount of $6,708,005 as follows:

         a)       $2,047,045 in cash (that is $1,000,000 plus the
                  $1,047,045) to be paid to Gerry);

         b) transfer of $1,750,000 Class "A" shares of Hos-sub with a redemption value of $1,750,000;

         c) release of the note receivable in the amount of $2,227,680 (i.e. Note 3 or Note 4);

         d) transfer of the note to be transferred to GerryCo in the amount of $683,280, (Note 1 or Note 2).

Step 9: LynneCo and DerekCo will pay a dividend on the Class "G" shares owned by GerryCo in the amount of $30,825 each. Gerry will have received total dividends of $367,560. LynneCo and DerekCo will redeem the Class "G" shares owned by GerryCo in their capital stock and will transfer to GerryCo $2,032,440 (i.e. $1,016,220 each) and the note in the amount of $683,280 (i.e.
Note 1 and Note 2).

                  Accordingly, GerryCo will have $2,400,000 in cash and 146,000 common shares of Hosposable.

                  As well, LynneCo and DerekCo will each own:

         a)       $1,000,000 of cash;

         b) $1,750,000 Class "A" shares of Hos-sub with a ACB, PUC and FMV of $1,750,000;

         c) 238,000 common shares of Hosposable with a cost base of $9.36 each;

         d) 50 Class "X" shares (or Class "X1" shares) of Wyant which will be entitled to the net proceeds of the 83,333 exchangeable shares of Hos-sub.

                  The structure will be as follows:

                            [Chart describing Step 9]


[GRAPHIC OMITTED]

                                                                      EXHIBIT H

   MEMORANDUM OF AGREEMENT ENTERED INTO AT THE CITY OF MONTREAL, PROVINCE OF
                  QUEBEC, ON THE 16TH DAY OF SEPTEMBER, 1996.

--------------------------------------------------------------------------------


BETWEEN: 1186020 ONTARIO LIMITED, a body corporate and politic duly incorporated according to law, herein represented by Dr. Derek Wyant, its representative duly authorized as he so declares

                                   (hereinafter referred to as "Derekco")

AND: G.H. WOOD + WYANT INC., a body corporate and politic duly incorporated according to law, herein represented by Jim Wyant, its representative duly authorized as he so declares

                                   (hereinafter referred to as the "Company")

                                   ---------------------------------------------


          WHEREAS the parties hereto entered into an agreement (hereinafter the "Agreement") dated September 3rd, 1996 whereby Derekco purchased from the Company shares in the capital stock of Hosposable Products Inc. (hereinafter "Hosposable Shares");

         WHEREAS the parties hereto wish to make certain changes to the Agreement;

         WHEREAS paragraph 6.2 of the Agreement provides that Derekco grants to the Company a proxy to vote the Hosposable Shares subject to the occurrence of the Event, as such term is defined in the Agreement;

         WHEREAS the parties hereto wish that the said proxy be irrevocable;

         WHEREAS   subparagraph   7.1.4  of  the  Agreement  provides  that  all
requirements of applicable law permitting the sale of the Hosposable Shares have been complied with or shall be complied with in a timely manner;

         WHEREAS the parties hereto wish to replace subparagraph
7.1.4 of the Agreement;


NOW THEREFORE, IT IS AGREED AS FOLLOWS:

1. The preamble hereto shall form an integral part hereof as if recited herein at length.

2. The parties hereto agree that the proxy granted to the Company by Derekco pursuant to the Agreement shall be irrevocable prior to the occurrence of the Event, as such term is defined in the Agreement. In the event that Derekco revokes or attempts to revoke the proxy granted pursuant to the Agreement, the sale of the Hosposable Shares contemplated in the Agreement shall be automatically resolved and paragraphs 4.2 and 6.3 of the Agreement shall apply mutatis mutandis.

3. The parties hereto hereby agree to replace subparagraph 7.1.4 of the Agreement by the following:

         "The parties shall, from time to time, at the request of the other party and without further consideration, execute such further instruments of conveyance and take such other actions as such party may reasonably require to give effect to the transaction contemplated herein. The parties will furthermore sign all documents and do all things necessary to give effect to the present transaction. Furthermore, Derekco and the Company, as the case may be, hereby undertake to comply with applicable securities legislation in a timely manner, including the filing of notices disclosing the transaction contemplated herein; the Company hereby agrees at its sole cost and expense, to cause its legal counsel to prepare all required filings to be executed by Derekco"

4.  This   agreement  may  be  executed  by  the  parties   hereto  in  separate
counterparts, each of which, when so executed, shall be an original, but all such counterparts together shall constitute this agreement.

5. The parties hereto have requested that these presents and all Court proceedings thereto related be drafted in English. Que les parties aux presentes ont requis que cette entente et toutes les procedures judiciaries y afferentes soient redigees en anglais.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement on the date and at the place first hereinabove mentioned.

                                       1186020 ONTARIO LIMITED


                                       --------------------------
                                       Per:  Dr. Derek Wyant



                                       G.H. WOOD + WYANT INC.


                                       --------------------------
                                       Per:  Jim Wyant

                                                                      EXHIBIT I

   MEMORANDUM OF AGREEMENT ENTERED INTO AT THE CITY OF MONTREAL, PROVINCE OF
                  QUEBEC, ON THE 16TH DAY OF SEPTEMBER, 1996.

--------------------------------------------------------------------------------


BETWEEN: 3271706 CANADA INC., a body corporate and politic duly incorporated according to law, herein represented by Gerald Wyant, its representative duly authorized as he so declares

                     (hereinafter referred to as "Geraldco")

AND: G.H. WOOD + WYANT INC., a body corporate and politic duly incorporated according to law, herein represented by Jim Wyant, its representative duly authorized as he so declares

                                    (hereinafter referred to as the "Company")

                                     -------------------------------------------


         WHEREAS the parties hereto entered into an agreement (hereinafter the "Agreement") dated September 3rd, 1996 whereby Geraldco purchased from he Company shares in the capital stock of Hosposable Products Inc. (hereinafter "Hosposable Shares");

         WHEREAS the parties hereto wish to make certain changes to the Agreement;

         WHEREAS paragraph 6.2 of the Agreement provides that Geraldco grants to the Company a proxy to vote the Hosposable Shares subject to the occurrence of the Event, as such term is defined in the Agreement;

         WHEREAS the parties hereto wish that the said proxy be irrevocable;

         WHEREAS   subparagraph   7.1.4  of  the  Agreement  provides  that  all
requirements of applicable law permitting the sale of the Hosposable Shares have been complied with or shall be complied with in a timely manner;

         WHEREAS the parties hereto wish to replace subparagraph
7.1.4 of the Agreement;


NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1. The preamble hereto shall form an integral part hereof as if recited herein at length.

2. The parties hereto agree that the proxy granted to the Company by Geraldco pursuant to the Agreement shall be irrevocable prior to the occurrence of the

Event, as such term is defined in the Agreement. In the event that Geraldco revokes or attempts to revoke the proxy granted pursuant to the Agreement, the sale of the Hosposable Shares contemplated in the Agreement shall be automatically resolved and paragraphs 4.2 and 6.3 of the Agreement shall apply mutatis mutandis.

3. The parties hereto hereby agree to replace subparagraph 7.1.4 of the Agreement by the following:

         "The parties shall, from time to time, at the request of the other party and without further consideration, execute such further instruments of conveyance and take such other actions as such party may reasonably require to give effect to the transaction contemplated herein. The parties will furthermore sign all documents and do all things necessary to give effect to the present transaction. Furthermore, Geraldco and the Company, as the case may be, hereby undertake to comply with applicable securities legislation in a timely manner, including the filing of notices disclosing the transaction contemplated herein; the Company hereby agrees, at its sole cost and expense, to cause its legal counsel to prepare all required filings to be executed by Geraldco."

4.  This   agreement  may  be  executed  by  the  parties   hereto  in  separate
counterparts, each of which, when so executed, shall be an original, but all such counterparts together shall constitute this agreement.

5. The parties hereto have requested that these presents and all Court proceedings thereto related be drafted in English. Que les parties aux presentes ont requis que cette entente et toutes les procedures judiciaries y afferentes soient redigees en anglais.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement on the date at the place first hereinabove mentioned.


                                       3271706 CANADA INC.


                                       --------------------------
                                       Per:  Gerald Wyant

                                       G.H. WOOD + WYANT INC.


                                       --------------------------
                                       Per:  Jim Wyant

                                                                      EXHIBIT J

   MEMORANDUM OF AGREEMENT ENTERED INTO AT THE CITY OF MONTREAL, PROVINCE OF
                  QUEBEC, ON THE 16TH DAY OF SEPTEMBER, 1996.

--------------------------------------------------------------------------------


BETWEEN: 3287858 CANADA INC., a body corporate and politic duly incorporated according to law, herein represented by Lynne Emond, its representative duly authorized as she so declares

                                    (hereinafter referred to as "Lynneco")

AND: G.H. WOOD + WYANT INC., a body corporate and politic duly incorporated according to law, herein represented by Jim Wyant, its representative duly authorized as he so declares

                                    (hereinafter referred to as the "Company")


                                    --------------------------------------------


         WHEREAS the parties hereto entered into an agreement (hereinafter the "Agreement") dated September 3rd, 1996 whereby Lynneco purchased from the Company shares in the capital stock of Hosposable Products Inc. (hereinafter "Hosposable Shares");

         WHEREAS the parties hereto wish to make certain changes to the Agreement;

         WHEREAS paragraph 6.2 of the Agreement provides that Lynneco grants to the Company a proxy to vote the Hosposable Shares subject to the occurrence of the Event, as such term is defined in the Agreement;

         WHEREAS the parties hereto wish that the said proxy be irrevocable;

         WHEREAS   subparagraph   7.1.4  of  the  Agreement  provides  that  all
requirements of applicable law permitting the sale of the Hosposable shares have been complied with or shall be complied with in a timely manner;

         WHEREAS the parties hereto wish to replace subparagraph
7.1.4 of the Agreement;


NOW THEREFORE, IT IS AGREED AS FOLLOWS:

1. The preamble hereto shall form an integral part hereof as if recited herein at length.

2. The parties hereto agree that the proxy granted to the Company by Lynneco pursuant to the Agreement shall be irrevocable prior to the occurrence of the Event, as such term is defined in the Agreement. In the event Lynneco revokes or attempts to revoke the proxy granted pursuant to the Agreement, the sale of the Hosposable Shares contemplated in the Agreement shall be automatically resolved and paragraph 4.2 and 6.3 of the Agreement shall apply mutatis mutandis.

3. The parties hereto hereby agree to replace subparagraph 7.1.4 of the Agreement by the following:

         "The parties shall, from time to time, at the request of the other party and without further consideration, execute such further instruments of conveyance and take such other actions as such party may reasonably require to give effect to the transaction contemplated herein. The parties will furthermore sign all documents and do all things necessary to give effect to the present transaction. Furthermore, Lynneco and the Company, as the case may be, hereby undertake to comply with applicable securities legislation in timely manner, including the filing of notices disclosing the transaction contemplated herein; the Company hereby agrees, at its sole cost and expense, to cause its legal counsel to prepare all required filings to be executed by Lynneco."

4.  This   agreement  may  be  executed  by  the  parties   hereto  in  separate
counterparts, each of which, when so executed, shall be an original, but all such counterparts together shall constitute this agreement.

5. The parties hereto have requested that these presents and all Court proceedings thereto related be drafted in English. Que les parties aux presentes ont requis que cette entente et toutes les procedures judiciaries y afferentes soient redigees en anglais.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement on the date at the place first hereinabove mentioned.


                                       3287858 CANADA INC.



                                       --------------------------
                                       Per:  Lynne Emond

                                       G.H. WOOD + WYANT INC.


                                       --------------------------
                                       Per:  Jim Wyant

                                                                      EXHIBIT K

MEMORANDUM OF AGREEMENT ENTERED INTO AT THE CITY OF MONTREAL PROVINCE OF QUEBEC,
                      ON THE 16TH DAY OF SEPTEMBER, 1996.

--------------------------------------------------------------------------------


BETWEEN: 1186020 ONTARIO LIMITED, a body corporate and politic duly incorporated according to law, herein represented by Dr. Derek Wyant, its representative duly authorized as he so declares

                                    (hereinafter referred to as "Derekco")

AND: 3271706 CANADA INC., a body corporate and politic duly incorporated according to law, herein represented by Gerald Wyant, its representative duly authorized as he so declares

                                    (hereinafter referred to as "Geraldco")

AND: 3287858 CANADA INC., a body corporate and politic duly incorporated according to law, herein represented by Lynne Emond, its representative duly authorized as she so declares

                                    (hereinafter referred to as "Lynneco")

                                    (hereinafter collective referred to as the "Holdcos")

AND: G.H. WOOD + WYANT INC., a body corporate and politic duly incorporated according to law, herein represented by Jim Wyant, its representative duly authorized as he so declares

                                    (hereinafter referred to as the "Company")


                                    --------------------------------------------


1. The Holdcos hereby agree to grant a proxy to the Company for purposes of voting shares in the capital stock of Hosposable Products Inc. and that said proxy shall be irrevocable prior to the occurrence of the Event, as such term is defined in those agreements entered into by each of the Holdcos and the Company on even date (the "Agreements").

2. The parties hereto hereby agree that in the event that anyone of the Holdcos revoke or attempt to revoke the proxy granted pursuant to the Agreements, the provisions of paragraph 2 of the Agreements shall apply.

3. The parties hereto have requested that these presents and all Court proceedings thereto related be drafted in English. Que les parties aux presentes ont requis que cette entente et toutes les procedures judiciaries y afferentes soient redigees en anglais.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement on the date and at the place first hereinabove mentioned.

                                       1186020 ONTARIO LIMITED



                                       -----------------------------
                                       Per:     Dr. Derek Wyant



                                       3271706 CANADA INC.



                                       -----------------------------
                                       Per:     Gerald Wyant



                                       3287858 CANADA INC.



                                       -----------------------------
                                       Per:     Lynne Emond



                                       G.H. WOOD & WYANT INC.



                                       -----------------------------
                                       Per:     Jim Wyant